Statement of Management’s Responsibility

for Financial Information

Management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act (Canada) and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel;

and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.

As at October 31, 2013, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109 and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting is set forth on page 124.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 3, 2013

122	BMO Financial Group 196th Annual Report 2013

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal (the “bank”), which comprise the consolidated balance sheets as at October 31, 2013 and October 31, 2012, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the bank as at October 31, 2013 and October 31, 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the bank’s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated December 3, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of the bank’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

December 3, 2013

Toronto, Canada

BMO Financial Group 196th Annual Report 2013	123

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited Bank of Montreal’s (the “bank”) internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the accompanying “Management’s Discussion and Analysis”. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the bank as at October 31, 2013 and 2012, the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended October 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 3, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

December 3, 2013

Toronto, Canada

124	BMO Financial Group 196th Annual Report 2013

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2013	2012	2011
Interest, Dividend and Fee Income
Loans	$10,746	$11,141	$10,203
Securities (Note 3)	2,143	2,265	2,176
Deposits with banks	244	239	145
	13,133	13,645	12,524
Interest Expense
Deposits	2,633	2,578	2,693
Subordinated debt	145	165	157
Capital trust securities (Note 18)	47	51	76
Other liabilities	1,763	2,043	2,124
	4,588	4,837	5,050
Net Interest Income	8,545	8,808	7,474
Non-Interest Revenue
Securities commissions and fees	1,182	1,146	1,215
Deposit and payment service charges	916	929	834
Trading revenues	849	1,025	549
Lending fees	715	641	593
Card fees	724	708	689
Investment management and custodial fees	726	725	496
Mutual fund revenues	799	647	633
Underwriting and advisory fees	488	442	512
Securities gains, other than trading (Note 3)	285	152	189
Foreign exchange, other than trading	172	153	130
Insurance income	445	335	283
Other	417	419	346
	7,718	7,322	6,469
Total Revenue	16,263	16,130	13,943
Provision for Credit Losses (Note 4)	589	765	1,212
Non-Interest Expense
Employee compensation (Notes 22 and 23)	5,827	5,628	4,827
Premises and equipment (Note 11)	1,877	1,916	1,578
Amortization of intangible assets (Note 13)	352	339	231
Travel and business development	514	491	382
Communications	291	301	259
Business and capital taxes	39	46	51
Professional fees	527	593	624
Other	870	924	789
	10,297	10,238	8,741
Income Before Provision for Income Taxes	5,377	5,127	3,990
Provision for income taxes (Note 24)	1,129	938	876
Net Income	$4,248	$4,189	$3,114
Attributable to:
Bank shareholders	4,183	4,115	3,041
Non-controlling interest in subsidiaries (Note 18)	65	74	73
Net Income	$4,248	$4,189	$3,114
Earnings Per Share (Canadian $) (Note 25)
Basic	$6.27	$6.18	$4.90
Diluted	6.26	6.15	4.84

The accompanying notes are an integral part of these consolidated financial statements.

William A. Downe	Philip S. Orsino
Chief Executive Officer	Chairman, Audit and Conduct Review Committee

BMO Financial Group 196th Annual Report 2013	125

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2013	2012	2011
Net income	$4,248	$4,189	$3,114
Other Comprehensive Income (Loss)
Net change in unrealized (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the year (1)	(10)	24	18
Reclassification to earnings of (gains) in the year (2)	(50)	(81)	(104)
	(60)	(57)	(86)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the year (3)	(25)	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (4)	(125)	(107)	(21)
	(150)	(169)	307
Net gain on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	741	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (5)	(409)	(35)	123
	332	40	33
Other Comprehensive Income (Loss)	122	(186)	254
Total Comprehensive Income	$4,370	$4,003	$3,368
Attributable to:
Bank shareholders	4,305	3,929	3,295
Non-controlling interest in subsidiaries (Note 18)	65	74	73
Total Comprehensive Income	$4,370	$4,003	$3,368

(1)	Net of income tax (provision) recovery of $9 million, $(13) million and $(11) million for the years ended, respectively.
(2)	Net of income tax provision of $22 million, $39 million and $51 million for the years ended, respectively.
(3)	Net of income tax (provision) recovery of $12 million, $10 million and $(137) million for the years ended, respectively.
(4)	Net of income tax provision of $45 million, $38 million and $9 million for the years ended, respectively.
(5)	Net of income tax (provision) recovery of $146 million, $13 million and $(26) million for the years ended, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

126	BMO Financial Group 196th Annual Report 2013

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2013	2012
Assets
Cash and Cash Equivalents (Note 2)	$26,083	$19,941
Interest Bearing Deposits with Banks (Note 2)	6,518	6,341
Securities (Note 3)
Trading	75,159	70,109
Available-for-sale	53,067	56,382
Held-to-maturity	6,032	875
Other	723	958
	134,981	128,324
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	39,799	47,011
Loans (Notes 4 and 8)
Residential mortgages	99,328	87,870
Consumer instalment and other personal	63,640	61,436
Credit cards	7,870	7,814
Businesses and governments	101,450	90,402
	272,288	247,522
Customers’ liability under acceptances	8,472	8,019
Allowance for credit losses (Note 4)	(1,665)	(1,706)
	279,095	253,835
Other Assets
Derivative instruments (Note 10)	30,259	48,071
Premises and equipment (Note 11)	2,191	2,120
Goodwill (Note 13)	3,893	3,717
Intangible assets (Note 13)	1,530	1,552
Current tax assets	1,065	1,293
Deferred tax assets (Note 24)	2,914	2,906
Other (Note 14)	8,971	10,338
	50,823	69,997
Total Assets	$537,299	$525,449
Liabilities and Equity
Deposits (Note 15)
Banks	$20,591	$18,102
Businesses and governments	220,798	186,570
Individuals	125,432	119,030
	366,821	323,702
Other Liabilities
Derivative instruments (Note 10)	31,974	48,736
Acceptances (Note 16)	8,472	8,019
Securities sold but not yet purchased (Note 16)	22,446	23,439
Securities lent or sold under repurchase agreements (Note 16)	28,884	39,737
Current tax liabilities	443	404
Deferred tax liabilities (Note 24)	107	171
Other (Note 16)	42,212	46,596
	134,538	167,102
Subordinated Debt (Note 17)	3,996	4,093
Capital Trust Securities (Note 18)	463	462
Equity
Share capital (Note 20)	14,268	14,422
Contributed surplus	315	213
Retained earnings	15,224	13,540
Accumulated other comprehensive income	602	480
Total shareholders’ equity	30,409	28,655
Non-controlling interest in subsidiaries (Note 20)	1,072	1,435
Total Equity	31,481	30,090
Total Liabilities and Equity	$537,299	$525,449

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 196th Annual Report 2013	127

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2013	2012	2011
Preferred Shares (Note 20)
Balance at beginning of year	$2,465	$2,861	$2,571
Issued during the year	–	–	290
Redeemed during the year	(200)	(396)	–
Balance at End of Year	2,265	2,465	2,861
Common Shares (Note 20)
Balance at beginning of year	11,957	11,332	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	130	543	179
Issued under the Stock Option Plan (Note 22)	116	80	122
Repurchased for cancellation (Note 20)	(200)	–	–
Issued on the exchange of shares of a subsidiary corporation	–	2	1
Issued on the acquisition of a business	–	–	4,103
Balance at End of Year	12,003	11,957	11,332
Contributed Surplus
Balance at beginning of year	213	113	91
Stock option expense/exercised (Note 22)	(5)	4	22
Foreign exchange on redemption of preferred shares (Note 20)	107	96	–
Balance at End of Year	315	213	113
Retained Earnings
Balance at beginning of year	13,540	11,381	10,181
Net income attributable to bank shareholders	4,183	4,115	3,041
Dividends – Preferred shares (Note 20)	(120)	(136)	(146)
– Common shares (Note 20)	(1,904)	(1,820)	(1,690)
Common shares repurchased for cancellation	(475)	–	–
Share issue expense	–	–	(5)
Balance at End of Year	15,224	13,540	11,381
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	265	322	408
Unrealized gains (losses) on available-for-sale securities arising during the year (1)	(10)	24	18
Reclassification to earnings of (gains) in the year (2)	(50)	(81)	(104)
Balance at End of Year	205	265	322
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	142	311	4
Gains (losses) on cash flow hedges arising during the year (3)	(25)	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (4)	(125)	(107)	(21)
Balance at End of Year	(8)	142	311
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of year	73	33	–
Unrealized gain (loss) on translation of net foreign operations	741	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (5)	(409)	(35)	123
Balance at End of Year	405	73	33
Total Accumulated Other Comprehensive Income	602	480	666
Total Shareholders’ Equity	$30,409	$28,655	$26,353
Non-controlling Interest in Subsidiaries
Balance at beginning of year	1,435	1,483	1,501
Net income attributable to non-controlling interest	65	74	73
Dividends to non-controlling interest	(73)	(73)	(71)
Preferred share redemption (Note 20)	(359)	–	–
Other	4	(49)	(20)
Balance at End of Year	1,072	1,435	1,483
Total Equity	$31,481	$30,090	$27,836
(1)	Net of income tax (provision) recovery of $9 million, $(13) million and $(11) million for the year ended, respectively.
(2)	Net of income tax provision of $22 million, $39 million and $51 million for the year ended, respectively.
(3)	Net of income tax (provision) recovery of $12 million, $10 million and $(137) million for the year ended, respectively.
(4)	Net of income tax provision of $45 million, $38 million and $9 million for the year ended, respectively.
(5)	Net of income tax (provision) recovery of $146 million, $13 million and $(26) million for the year ended, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

128	BMO Financial Group 196th Annual Report 2013

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2013	2012	2011
Cash Flows from Operating Activities
Net Income	$4,248	$4,189	$3,114
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	17	5	4
Net (gain) on securities, other than trading (Note 3)	(302)	(157)	(193)
Net (increase) decrease in trading securities	(4,392)	(251)	1,987
Provision for credit losses (Note 4)	589	765	1,212
Change in derivative instruments – (Increase) decrease in derivative asset	20,240	6,651	(6,621)
– Increase (decrease) in derivative liability	(19,195)	(1,840)	4,015
Amortization of premises and equipment (Note 11)	360	364	307
Amortization of intangible assets (Note 13)	352	339	231
Net decrease in deferred income tax asset	96	486	163
Net (decrease) in deferred income tax liability	(65)	(143)	(245)
Net decrease in current income tax asset	389	37	109
Net increase (decrease) in current income tax liability	25	(182)	27
Change in accrued interest – (Increase) decrease in interest receivable	122	10	(19)
– Increase (decrease) in interest payable	(129)	(109)	62
Changes in other items and accruals, net	(516)	(6,240)	(270)
Net increase in deposits	35,724	19,331	15,129
Net (increase) in loans	(21,479)	(14,972)	(4,917)
Net increase (decrease) in securities sold but not yet purchased	(1,221)	3,243	6,143
Net increase (decrease) in securities lent or sold under repurchase agreements	(12,090)	8,092	(8,648)
Net (increase) decrease in securities borrowed or purchased under resale agreements	8,660	(9,360)	(9,974)
Net Cash Provided by Operating Activities	11,433	10,258	1,616
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(397)	(637)	(3,466)
Proceeds from issuance (maturities) of Covered Bonds	(1,354)	2,000	3,495
Proceeds from issuance (repayment) of subordinated debt (Note 17)	–	(1,200)	1,500
Redemption of preferred shares	(200)	(396)	–
Proceeds from issuance of preferred shares	–	–	290
Redemption of securities of a subsidiary (Note 20)	(359)	–	–
Redemption of Capital Trust Securities (Note 18)	–	(400)	(400)
Share issue expense	–	–	(5)
Proceeds from issuance of common shares (Note 20)	122	88	129
Common shares repurchased for cancellation (Note 20)	(675)	–	–
Cash dividends paid	(1,896)	(1,419)	(1,663)
Cash dividends paid to non-controlling interest	(73)	(73)	(71)
Net Cash (Used in) Financing Activities	(4,832)	(2,037)	(191)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	43	(347)	967
Purchases of securities, other than trading	(32,007)	(37,960)	(27,093)
Maturities of securities, other than trading	13,233	12,672	11,958
Proceeds from sales of securities, other than trading	17,288	18,868	15,869
Premises and equipment – net purchases	(377)	(366)	(368)
Purchased and developed software – net purchases	(259)	(313)	(271)
Purchase of Troubled Asset Relief Program preferred shares and warrants	–	–	(1,642)
Acquisitions (Note 12)	140	(21)	677
Net Cash Provided by (Used in) Investing Activities	(1,939)	(7,467)	97
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,480	(489)	694
Net increase in Cash and Cash Equivalents	6,142	265	2,216
Cash and Cash Equivalents at Beginning of Year	19,941	19,676	17,460
Cash and Cash Equivalents at End of Year	$26,083	$19,941	$19,676
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$24,593	$18,347	$18,320
Cheques and other items in transit, net	1,490	1,594	1,356
	$26,083	$19,941	$19,676
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the year	$4,707	$4,948	$4,951
Amount of income taxes paid in the year	$577	$654	$787
Amount of interest and dividend income received in the year	$13,150	$13,555	$12,438

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 196th Annual Report 2013	129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. We are a highly diversified financial services provider and provide a broad range of retail banking, wealth management and investment banking products and services. The bank is a chartered bank under the Bank Act (Canada).

We have prepared these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

Our consolidated financial statements have been prepared on a historic cost basis, except the revaluation of the following items: assets and liabilities held for trading; financial instruments designated at fair value through profit or loss; available-for-sale financial assets; financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 3, 2013.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2013. We conduct business through a variety of corporate structures, including subsidiaries, joint ventures, associates and special purpose entities (“SPEs”). Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those entities where we exercise joint control through an agreement with other shareholders. We also hold interests in SPEs, which we consolidate where we control the SPE. These are more fully described in Note 9. All of the assets, liabilities, revenues and expenses of our subsidiaries, and consolidated SPEs, and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated on consolidation.

We hold investments in associates, where we exert significant influence over operating, investing and financing decisions (companies in which we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. They are recorded as securities, other in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.

Non-controlling interest in subsidiaries is presented in the Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in the Consolidated Statement of Income.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	130	18	Capital Trust Securities	161
2	Cash Resources and Interest Bearing Deposits with Banks	133	19 20	Interest Rate Risk Equity	161 163
3	Securities	134	21	Capital Management	165
4	Loans, Customers’ Liability under Acceptances and		22	Employee Compensation – Stock-Based Compensation	165
	Allowance for Credit Losses	137	23	Employee Compensation –
5 6	Other Credit Instruments Risk Management	141 142		Pension and Other Employee Future Benefits	167
7	Guarantees	144	24	Income Taxes	171
8	Asset Securitization	145	25	Earnings Per Share	174
9 10	Special Purpose Entities Derivative Instruments	145 147	26	Operating and Geographic Segmentation	174
11	Premises and Equipment	155	27	Related Party Transactions	177
12 13	Acquisitions Goodwill and Intangible Assets	155 156	28	Provisions and Contingent Liabilities	177
14 15	Other Assets Deposits	158 158	29	Fair Value of Financial Instruments	178
16	Other Liabilities	159	30	Contractual Maturities of Assets
17	Subordinated Debt	160		and Liabilities and Off-Balance Sheet Commitments	185

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gain (loss) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activity and related income taxes are reclassified to profit or loss as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

Foreign currency translation gains and losses on available-for-sale debt securities that are denominated in foreign currencies are included in foreign exchange, other than trading, in our Consolidated Statement of Income.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in our Consolidated Statement of Comprehensive Income, with the spot/forward differential (the difference between the foreign currency rate at the inception of the contract and the rate at the end of the contract) being recorded in interest income (expense) over the term of the hedge.

130	BMO Financial Group 196th Annual Report 2013

Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Dividend and Fee Income

Dividend income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee income

Fee income (including commissions) is recognized based on the services or products for which the fee is paid. See Note 4 for the accounting treatment for lending fees.

Securities commissions and fees and underwriting and advisory fees are recorded as revenue when the related services are completed.

Deposit and payment service charges and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recorded as billed, except for annual fees, which are recorded evenly throughout the year.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; purchased loans; acquired deposits; pension and other employee future benefits; impairment; income taxes; goodwill and intangible assets; insurance-related liabilities; and provisions. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SPEs. These judgments are discussed in Notes 8 and 9, respectively. Note 29 discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods.

We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate.

Allowance for credit losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 4.

Purchased loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (“M&I”) loan portfolio. Loans are either purchased performing loans or purchased credit impaired loans (“PCI loans”), both of which were recorded at fair value at the time of acquisition. Determining the fair value involved estimating the expected cash flows to be received and determining the discount rate to be applied to the cash flows from the loan portfolio. In determining the possible discount rates, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of interest and principal was no longer reasonably assured as at the date of acquisition. Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery in our provision for credit losses. Assessing the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss and timing of payment receipts, as well as the valuation of collateral. All of these factors are inherently subjective and can result in significant changes in cash flow estimates over the life of a loan.

Subsequent to the determination of the initial fair value, the purchased performing loans are subject to the credit review processes applied to loans we originate.

Additional information regarding the accounting for purchased loans is included in Note 4.

Acquired deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involved estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. Assessing the timing and amount of cash flows requires significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Additional information on the accounting for deposits is included in Note 15.

Pension and other employee future benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 23.

Impairment

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment.

BMO Financial Group 196th Annual Report 2013	131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For held-to-maturity, available-for-sale and other securities, impairment losses are recognized if, there is objective evidence of impairment, as a result of an event that reduces the estimated future cash flows from the security and the impact can be reliably estimated.

Objective evidence of impairment includes default or delinquency by a debtor, restructuring of an amount due to us on terms that we would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

The decision to record a write-down, the amount and the period in which it is recorded could change if management’s assessment of the factors change. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

Additional information regarding our accounting for held-to-maturity securities, available-for-sale securities and other securities and the determination of fair value is included in Note 3.

Income taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Additional information regarding our accounting for income taxes is included in Note 24.

Goodwill

For the purpose of impairment testing, goodwill is allocated to our cash generating units (“CGUs”), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, and whenever there is an indication that a CGU may be impaired, by comparing the carrying value and the recoverable amount of the CGU to which goodwill has been allocated to determine whether the recoverable amount of the group is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the group, we would recognize an impairment loss.

Fair value less costs to sell was used to perform the impairment test in 2013 and 2012. In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise its judgment and make assumptions in determining fair value less costs to sell, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.

Additional information regarding goodwill is included in Note 13.

Insurance-related liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates, which may affect the valuation of policy benefit liabilities.

Additional information regarding insurance-related liabilities is included in Note 16.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amounts required to settle any obligations related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any provisions. The actual costs of resolving these claims may be substantially higher or lower than the amounts of the provisions.

Additional information regarding provisions is provided in Note 28.

Future Changes in IFRS

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits (“IAS 19 revised”). The revised standard is effective for our fiscal year beginning November 1, 2013. Under the revised standard, actuarial gains and losses are to be recognized immediately in other comprehensive income and may no longer be deferred and amortized. Additionally, the expected return on plan assets will be set equal to the discount rate used to determine the plan obligation. This will result in a higher pension obligation and pension expense. Retroactive application of the amendments would increase our defined benefit liability by $538 million, reduce accumulated other comprehensive income by $459 million and reduce retained earnings by $79 million as at November 1, 2012.

Fair value measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which replaces the existing standard for fair value measurement. The new standard provides a common definition of fair value and establishes a framework for measuring fair value. The new standard also requires additional disclosures about fair value measurements. IFRS 13 is effective for our fiscal year beginning November 1, 2013. The adoption of the new standard will result in additional disclosures. We do not expect this new standard to have a significant impact on how we determine fair value.

Impairment of assets

In May 2013, the IASB issued narrow-scope amendments to IAS 36 Impairment of Assets. These amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendments are effective for our fiscal year beginning November 1, 2014. We do not expect the amendments to have a significant impact on our consolidated financial statements.

Consolidated financial statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”), which provides a single consolidation model that defines control and establishes control as the basis for consolidation for all types of interests. Under IFRS 10, we would control an entity when we have power over the entity, exposure or rights to variable returns from our involvement, and the ability to exercise power to affect the amount of our returns. IFRS 10 is effective for our fiscal year beginning November 1, 2013. The adoption of IFRS 10 is expected to result in the deconsolidation of two of our funding vehicles and Canadian securitization vehicles. This will result in $802 million of subordinated

132	BMO Financial Group 196th Annual Report 2013

debt and $463 million of capital trust securities being reclassified to deposit liabilities and $640 million of other assets being reclassified as available-for-sale securities in our Consolidated Balance Sheet as at November 1, 2012. We expect no other significant impacts on our consolidated financial statements from the adoption of the new standard.

Investments in associates and joint ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 11”), which requires that joint ventures be accounted for using the equity method. IFRS 11 is effective for our fiscal year beginning November 1, 2014. The adoption of IFRS 11 will result in our joint venture being accounted for using the equity method of accounting. This change will not have a significant impact on our consolidated financial statements.

Offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities (“IAS 32”) and to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities (“IFRS 7”). The amendments clarify that an entity has a legally enforceable right to offset if that right is not contingent on a future event; and that right is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments also contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting agreements or similar agreements. The disclosure amendments are effective for our fiscal year beginning November 1, 2013 and the classification amendments are effective for our fiscal year beginning November 1, 2014. The amendments will result in additional disclosures. We do not expect this new standard to have a significant impact on our consolidated financial statements.

Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which sets out the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of, and risks associated with, an entity’s interests in other entities and the effects of these interests on its financial position, financial performance and cash flows. The new standard is effective for our fiscal year beginning November 1, 2013, and will result in additional disclosures.

Financial instruments

In December 2011, the IASB issued IFRS 9 (“IFRS 9”), which sets out requirements for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are to be measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities designated at fair value through profit or loss remain generally unchanged; however, fair value changes attributable to changes in the credit risk for financial liabilities designated at fair value through profit or loss are to be recorded in other comprehensive income unless they offset amounts recorded in income.

In November 2013, the IASB issued an amendment to IFRS 9 which sets out a new general hedge accounting model. This amendment does not address portfolio or macro hedging which will be addressed at a later time. The new model expands the scope of eligible hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. Under the new IFRS 9 model, it will be necessary to demonstrate an economic relationship between the hedged item and hedging instrument, however there will no longer be a specified quantitative measure and retrospective hedge effectiveness testing will no longer be required. Increased disclosures will be required about our risk management strategy, cash flows from hedging activities and the impact of hedge accounting on financial statements.

The other phase of this project, which is currently under development, addresses impairment. In July 2013, the IASB tentatively decided to defer the effective date of IFRS 9 to an unspecified date pending the finalization of the impairment and hedge accounting phases of the project. We are currently assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

In June 2013, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement. These amendments allow hedge accounting to continue when derivatives are novated to effect clearing with a central counterparty as a result of laws or regulations, if specific conditions are met. The amendments are to be applied retrospectively and are effective for our fiscal year beginning November 1, 2014. We do not expect the amendments to have a significant impact on our consolidated financial statements.

Investment entities

In October 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 Separate Financial Statements, which introduce an exception to the principle that all subsidiaries are to be consolidated. The amendments require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating all subsidiaries in its consolidated financial statements. The amendments are effective for our fiscal year beginning November 1, 2014. We do not expect these amendments to have a significant impact on our consolidated financial statements.

Note 2:	Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2013	2012
Cash and deposits with banks (1)	24,593	18,347
Cheques and other items in transit, net	1,490	1,594
Total cash and cash equivalents	26,083	19,941
(1)	Deposits with banks include deposits with the Bank of Canada, the U.S. Federal Reserve and other banks.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $1,211 million as at October 31, 2013 ($1,059 million in 2012).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

BMO Financial Group 196th Annual Report 2013	133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3: Securities

Securities are divided into four types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.

Securities Designated at Fair Value

Securities designated at fair value through profit or loss are financial instruments that are accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated at fair value through profit or loss must have reliably measurable fair values and satisfy one of the following criteria: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis; (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and has its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis; or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise have to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at fair value, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at October 31, 2013 of $5,766 million ($5,561 million in 2012) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $178 million in non-interest revenue, insurance income for the year ended October 31, 2013 (increase of $286 million in 2012). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle (our “structured credit vehicles”) at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed on a fair value basis. At October 31, 2013, these vehicles held only cash. The fair value of the investments held in these vehicles at October 31, 2012 was $1,849 million and was recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $40 million for the year ended October 31, 2013 (increase of $183 million in 2012). We recognized offsetting amounts for derivative contracts that are held to hedge changes in the fair value of these investments. Additional information regarding our structured credit vehicles is included in Note 9.

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at October 31, 2013 of $488 million ($654 million in 2012) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $18 million in our Consolidated Statement of Income for the year ended October 31, 2013 (decrease of $41 million in 2012).

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are initially recorded at fair value plus transaction costs. They are subsequently re-measured at fair value with unrealized gains and losses recorded in unrealized gains (losses) on available-for-sale securities in our Consolidated Statement of Comprehensive Income until the security is sold. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Investments held by our insurance operations are classified as available-for-sale or other securities, except for those investments that support the policy benefit liabilities on our insurance contracts, which are designated at fair value through profit or loss as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.

Held-to-maturity securities are debt securities that we have the intention and ability to hold to maturity. These securities are initially recorded at fair value plus transaction costs and subsequently re-measured at amortized cost using the effective interest method. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and amortization of premiums or discounts on the debt securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Other securities are investments in companies where we exert significant influence over operating, investing and financing decisions (companies in which we own between 20% and 50% of the voting share) and certain securities held by our merchant banking business.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.

Impairment Review

For available-for-sale, held-to-maturity and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows from the security and the impact can be reliably estimated.

For equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

The impairment loss on available-for-sale securities is the difference between the cost/amortized cost and current fair value, less any previously recognized impairment losses. The impairment loss on held-to-maturity securities is measured as the difference between a security’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

If there is objective evidence of impairment, a write-down is recorded in our Consolidated Statement of Income in securities gains, other than trading.

134	BMO Financial Group 196th Annual Report 2013

For debt securities, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value, to a maximum of the original impairment charge. Reversals of impairment losses on held-to-maturity securities are recorded to a maximum of the amortized cost of the investment before the original impairment charge. For equity securities, previous impairment losses are not reversed through net income and any subsequent increases in fair value are recorded in other comprehensive income.

As at October 31, 2013, we had 979 available-for-sale securities (248 in 2012) with unrealized losses totalling $96 million (unrealized losses of $86 million in 2012). Of these available-for-sale securities, 44 have been in an unrealized loss position continuously for more than one year (28 in 2012), amounting to an unrealized loss position of $5 million (unrealized loss position of $5 million in 2012). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or overcollateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors, we have determined that there is no significant impairment.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2013 or 2012, was greater than 10% of our shareholders’ equity.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. Discussion of fair value measurement is included in Note 29.

BMO Financial Group 196th Annual Report 2013	135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Term to maturity					2013	2012
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	2,253	4,004	1,249	2,023	1,295	10,824	10,907
Canadian provincial and municipal governments	644	758	636	1,840	1,833	5,711	5,515
U.S. federal government	905	2,397	1,415	717	469	5,903	7,052
U.S. states, municipalities and agencies	20	412	154	162	11	759	447
Other governments	1	117	14	–	4	136	521
Mortgage-backed securities and collateralized mortgage obligations	23	386	170	35	38	652	1,510
Corporate debt	1,090	2,076	1,586	1,569	4,766	11,087	14,319
Corporate equity	–	–	–	–	40,087	40,087	29,838
Total trading securities	4,936	10,150	5,224	6,346	48,503	75,159	70,109
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	5,591	2,726	4,007	625	40	12,989	17,050
Fair value	5,652	2,761	4,029	632	41	13,115	17,277
Yield (%)	1.60	1.39	1.38	2.36	2.97	1.53	1.76
Canadian provincial and municipal governments
Amortized cost	191	866	1,040	1,483	127	3,707	2,642
Fair value	195	870	1,043	1,461	129	3,698	2,680
Yield (%)	1.46	1.08	1.70	2.65	3.82	2.00	1.86
U.S. federal government
Amortized cost	1,094	3,400	156	–	–	4,650	10,010
Fair value	1,095	3,407	158	–	–	4,660	10,099
Yield (%)	0.28	0.37	1.44	–	–	0.39	0.53
U.S. states, municipalities and agencies
Amortized cost	1,644	1,164	346	1,377	832	5,363	4,390
Fair value	1,645	1,174	358	1,387	828	5,392	4,462
Yield (%)	0.45	1.05	2.19	1.02	0.82	0.90	1.16
Other governments
Amortized cost	1,715	2,511	1,939	–	–	6,165	6,591
Fair value	1,713	2,515	1,935	–	–	6,163	6,596
Yield (%)	1.80	1.00	1.54	–	–	1.39	1.57
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)
Amortized cost	159	813	1,299	–	–	2,271	432
Fair value	184	775	1,318	–	–	2,277	435
Yield (%)	1.00	1.64	2.07	–	–	1.83	5.64
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	2	7	16	159	6,351	6,535	5,705
Fair value	2	7	16	159	6,344	6,528	5,773
Yield (%)	0.24	3.90	3.31	2.23	1.13	1.16	1.36
Corporate debt
Amortized cost	861	5,479	2,958	240	31	9,569	7,724
Fair value	862	5,536	2,997	246	35	9,676	7,875
Yield (%)	1.32	1.20	1.60	3.76	2.83	1.40	1.46
Corporate equity
Amortized cost	–	–	–	–	1,411	1,411	1,129
Fair value	–	–	–	–	1,558	1,558	1,185
Yield (%)	–	–	–	–	1.90	1.90	2.16
Total cost or amortized cost	11,257	16,966	11,761	3,884	8,792	52,660	55,673
Total fair value	11,348	17,045	11,854	3,885	8,935	53,067	56,382
Yield (%)	1.31	1.03	1.61	2.06	1.28	1.33	1.43
Held-to-Maturity Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	–	427	2,005	–	–	2,432	600
Fair value	–	427	2,009	–	–	2,436	600
Canadian provincial and municipal governments
Amortized cost	–	461	1,217	467	139	2,284	275
Fair value	–	462	1,220	466	141	2,289	275
Mortgage-backed securities and collateralized mortgage obligations – Canada
Amortized cost	–	1,074	242	–	–	1,316	–
Fair value	–	1,069	247	–	–	1,316	–
Total cost or amortized cost	–	1,962	3,464	467	139	6,032	875
Total fair value	–	1,958	3,476	466	141	6,041	875
Other Securities
Carrying value	18	26	11	17	651	723	958
Fair value	18	26	11	17	864	936	1,126
Total carrying value or amortized cost of securities	16,211	29,104	20,460	10,714	58,085	134,574	127,615
Total securities value	16,302	29,183	20,553	10,715	58,228	134,981	128,324
Total by Currency (in Canadian $ equivalent)
Canadian dollar	10,201	13,457	13,020	7,390	45,213	89,281	77,829
U.S. dollar	4,988	14,713	6,861	3,324	12,804	42,690	46,564
Other currencies	1,113	1,013	672	1	211	3,010	3,931
Total securities	16,302	29,183	20,553	10,715	58,228	134,981	128,324

(1)	These amounts are supported by insured mortgages.

Yields in the table above are calculated using the cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-

backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

136	BMO Financial Group 196th Annual Report 2013

Unrealized Gains and Losses (Canadian $ in millions)	Available-for-sale securities			2013	Available-for-sale securities			2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	12,989	129	3	13,115	17,050	265	38	17,277
Canadian provincial and municipal governments	3,707	23	32	3,698	2,642	39	1	2,680
U.S. federal government	4,650	10	–	4,660	10,010	89	–	10,099
U.S. states, municipalities and agencies	5,363	41	12	5,392	4,390	83	11	4,462
Other governments	6,165	7	9	6,163	6,591	10	5	6,596
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,271	6	–	2,277	432	3	–	435
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,535	24	31	6,528	5,705	78	10	5,773
Corporate debt	9,569	115	8	9,676	7,724	169	18	7,875
Corporate equity	1,411	148	1	1,558	1,129	59	3	1,185
Total	52,660	503	96	53,067	55,673	795	86	56,382
(1)	These amounts are supported by insured mortgages.

Unrealized Losses (Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2013	Available-for-sale securities in an unrealized loss position for					2012
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	3	721	–	–	3	721	38	811	–	–	38	811
Canadian provincial and municipal governments	30	1,662	2	26	32	1,688	1	107	–	–	1	107
U.S. federal government	–	–	–	–	–	–	–	1,155	–	–	–	1,155
U.S. states, municipalities and agencies	11	1,385	1	317	12	1,702	11	244	–	3	11	247
Other governments	8	1,142	1	1,316	9	2,458	1	2,455	4	1,059	5	3,514
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	74	–	–	–	74	–	41	–	4	–	45
Mortgage-backed securities and collateralized mortgage obligations – U.S.	30	4,005	1	143	31	4,148	10	1,551	–	–	10	1,551
Corporate debt	8	2,753	–	37	8	2,790	17	526	1	31	18	557
Corporate equity	1	96	–	2	1	98	3	17	–	2	3	19
Total	91	11,838	5	1,841	96	13,679	81	6,907	5	1,099	86	8,006
(1)	These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2013	2012	2011
Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities (2)	1,409	1,621	1,492
Available-for-sale securities	610	561	626
Held-to-maturity securities	47	1	–
Other securities	77	82	58
	2,143	2,265	2,176
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	90	153	223
Gross realized losses	(3)	(24)	(85)
Unrealized gain on investment reclassified from equity method accounting to available-for-sale	191	–	–
Other securities, net realized and unrealized gains (losses)	24	28	55
Impairment write-downs	(17)	(5)	(4)
Securities gains (losses), other than trading (1)	285	152	189
Trading securities, net realized and unrealized gains (losses) (1) (2)	477	374	546
Total income from securities	2,905	2,791	2,911

(1)	The following amounts of income related to our insurance operations were included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $263 million for the year ended October 31, 2013 ($253 million in 2012 and $226 million in 2011). Securities gains (losses), other than trading of $1 million for the year ended October 31, 2013 ($nil in 2012 and $15 million in 2011).
(2)	The following amounts of trading securities, net realized and unrealized gains (losses) are related to our insurance operations:
Trading securities, net realized and unrealized gains (losses) of $(190) million for the year ended October 31, 2013 ($286 million in 2012 and $6.5 million in 2011).

Note 4: Loans, Customers’ Liability under Acceptances

and Allowance for Credit Losses

Loans

Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. The treatment of interest income for impaired loans is described below.

BMO Financial Group 196th Annual Report 2013	137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We amortize deferred loan origination costs that are directly attributable and incremental to the origination of a loan using the effective interest method. We record the amortization as a reduction in interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased, back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees, to a certain threshold are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

Generally consumer loans in both Canada and the U.S. are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer installment loans, other personal loans and some small business loans are normally written off when they are one year past due. In the US, all consumer loans are written off when they are 180 days past due, except for non-real estate term loans which are written off at 120 days. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in its entirety on a timely basis. Generally, corporate and commercial loans are considered impaired when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted.

Our average gross impaired loans and acceptances were $2,800 million for the year ended October 31, 2013 ($2,812 million in 2012). Our average impaired loans, net of the specific allowance, were $2,354 million for the year ended October 31, 2013 ($2,296 million in 2012).

During the year ended October 31, 2013, we recorded a net gain of $46 million (net gain of $4 million in 2012) on the sale of impaired loans.

Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate of the loan.

Interest income on impaired loans of $133 million was recognized for the year ended October 31, 2013 ($159 million in 2012).

A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at October 31, 2013, there was $305 million in allowance for credit losses related to other credit instruments included in other liabilities ($230 million in 2012).

The allowance is comprised of a specific allowance and a collective allowance.

Specific Allowance

These allowances are recorded for individually identified impaired loans to reduce their carrying value to the expected recoverable amount. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). The review of problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized loan reflects the expected realization of the underlying security net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real properties, accounts receivable, guarantees, inventory or other capital assets.

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment and other personal loans are individually insignificant and thus are collectively assessed for impairment, taking into account historical loss experience. In the periods following the recognition of impairment, adjustments to the allowance for these loans reflecting the time value of money are recognized and presented as interest income.

Collective Allowance

We maintain a collective allowance in order to cover any impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by OSFI and is reviewed by management on a quarterly basis.

The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level for the collective allowance. For the purpose of calculating the collective allowance, we group loans on the basis of similarities in credit risk characteristics. The loss factors for groups of loans are determined based on a minimum of five years of historical data and a one-year loss emergence period except for credit cards, where a seven-month loss emergence period is used. The loss factors are back-tested and calibrated on a regular basis to ensure that they continue to reflect our

138	BMO Financial Group 196th Annual Report 2013

best estimate of losses that have been incurred, but not yet identified, on an individual basis, within the pools of loans. Historical loss experience is also reviewed to determine loss factors. Qualitative factors are based on current observable data such as current macroeconomic and business conditions, portfolio-specific considerations, model risk factors, and the level of non-performing loans (impaired loans) for which a specific allowance has not yet been assessed.

Provision for Credit Losses

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

(Canadian $ in millions)	Residential mortgages			Credit card, consumer instalment and other personal loans			Business and government loans			Customers’ liability under acceptances			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Gross loan balances at end of year	99,328	87,870	81,075	71,510	69,250	67,483	101,450	90,402	84,883	8,472	8,019	7,227	280,760	255,541	240,668
Specific allowance at beginning of year	76	74	52	62	59	47	338	426	481	–	–	10	476	559	590
Specific provisions for credit losses	129	132	109	620	743	667	(150)	(113)	360	–	–	(10)	599	762	1,126
Recoveries	24	60	8	152	156	133	596	630	100	–	–	–	772	846	241
Write-offs	(104)	(173)	(92)	(752)	(883)	(784)	(443)	(538)	(454)	–	–	–	(1,299)	(1,594)	(1,330)
Foreign exchange and other	(26)	(17)	(3)	(11)	(13)	(4)	(26)	(67)	(61)	–	–	–	(63)	(97)	(68)
Specific allowance at end of year	99	76	74	71	62	59	315	338	426	–	–	–	485	476	559
Collective allowance at beginning of year	47	36	23	624	565	477	759	817	839	30	34	44	1,460	1,452	1,383
Collective provision for credit losses	40	11	13	(4)	59	88	(35)	(63)	(5)	(11)	(4)	(10)	(10)	3	86
Foreign exchange and other	1	–	–	2	–	–	32	5	(17)	–	–	–	35	5	(17)
Collective allowance at end of year	88	47	36	622	624	565	756	759	817	19	30	34	1,485	1,460	1,452
Total allowance	187	123	110	693	686	624	1,071	1,097	1,243	19	30	34	1,970	1,936	2,011
Comprised of: Loans	167	113	108	693	686	624	786	877	1,017	19	30	34	1,665	1,706	1,783
Other credit instruments (1)	20	10	2	–	–	–	285	220	226	–	–	–	305	230	228
Net loan balances at end of year	99,161	87,757	80,967	70,817	68,564	66,859	100,664	89,525	83,866	8,453	7,989	7,193	279,095	253,835	238,885

(1)	The total specific and collective allowances related to other credit instruments are included in other liabilities.
Included in loans as at October 31, 2013 are $81,069 million ($72,904 million in 2012 and $72,211 million in 2011) of loans denominated in U.S. dollars and $947 million ($622 million in 2012 and $723 million in 2011) of loans denominated in other foreign currencies.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		Collective allowance (3)		Net amount
	2013	2012	2013	2012	2013	2012	2013	2012
By geographic region (1):
Canada	204,706	186,830	244	263	726	660	203,736	185,907
United States	68,702	63,969	196	166	495	599	68,011	63,204
Other countries	7,352	4,742	4	18	–	–	7,348	4,724
Total	280,760	255,541	444	447	1,221	1,259	279,095	253,835

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes specific allowance of $41 million for other credit instruments ($29 million in 2012), which is included in other liabilities.
(3)	Excludes collective allowance of $264 million for other credit instruments ($201 million in 2012), which is included in other liabilities.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (3)		Net of specific allowance
	2013	2012	2013	2012	2013	2012
Residential mortgages	595	583	79	66	516	517
Consumer instalment and other personal loans	455	401	71	62	384	339
Business and government loans	1,494	1,992	294	319	1,200	1,673
Total (1)	2,544	2,976	444	447	2,100	2,529
By geographic region (2):
Canada	754	886	244	263	510	623
United States	1,783	2,047	196	166	1,587	1,881
Other countries	7	43	4	18	3	25
Total	2,544	2,976	444	447	2,100	2,529

(1)	Excludes purchased credit impaired loans.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes specific allowance of $41 million for other credit instruments ($29 million in 2012), which is included in other liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $256 million and $546 million as at October 31, 2013 and 2012, respectively.

BMO Financial Group 196th Annual Report 2013	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Specific provisions for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans (2)		Total
For the year ended October 31	2013	2012	2013	2012	2013	2012	2013	2012
By geographic region (1):
Canada	4	14	433	476	133	124	570	614
United States	125	118	187	267	(281)	(234)	31	151
Other countries	–	–	–	–	(2)	(3)	(2)	(3)
Total	129	132	620	743	(150)	(113)	599	762
(1)	Geographic region is based upon the country of ultimate risk.
(2)	Includes provisions relating to customers’ liability under acceptances in the amount of $nil and $nil as at October 31, 2013 and 2012, respectively.

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are classified as either held for use or held for sale according to management’s intention and are recorded at the lower of carrying amount or fair value (less costs to sell). Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2013, we foreclosed on impaired loans and received $301 million of real estate properties that we classified as held for sale ($438 million in 2012).

As at October 31, 2013, real estate properties held for sale totalled $278 million ($425 million in 2012). These properties are disposed of when considered appropriate. During the year ended October 31, 2013, we recorded an impairment loss of $36 million on real estate properties classified as held for sale ($36 million in 2012).

Renegotiated Loans

From time to time we modify the contractual terms of loans due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessionary modifications to the contractual terms of the loan and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with a similar term, or (3) forgiveness of principal or accrued interest.

Renegotiated loans are permitted to remain in performing status if the modifications are not considered to be significant concessions or are returned to performing status when none of the criteria for classification as impaired continue to apply.

The carrying value of our renegotiated loans was $388 million as at October 31, 2013 ($367 million in 2012). Renegotiated loans of $155 million were classified as performing during the year ended October 31, 2013 ($91 million in 2012). Renegotiated loans of $59 million and $73 million were written off in the years ended October 31, 2013 and 2012, respectively.

Insured Mortgages

Included in the residential mortgages balance are Canadian government and corporate-insured mortgages of $52 billion as at October 31, 2013 ($49 billion in 2012). Included in the consumer instalment and other personal loans balance are Canadian government-insured real estate personal loans of $nil as at October 31, 2013 ($nil in 2012).

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). Because we record the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity and the timing of prepayments, as well as collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those for which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI loans”). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact on net interest income for the year ended October 31, 2013 was $48 million ($97 million in 2012 and $52 million in 2011). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and in the provision for credit losses until the accumulated collective allowance related to these loans is exhausted. Any additional decrease is recorded in net interest income.

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the year ended October 31, 2013 was $nil in the provision for credit losses and $143 million in net interest income ($nil and $104 million, respectively, in 2012 and $14 million and $nil, respectively, in 2011).

140	BMO Financial Group 196th Annual Report 2013

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the year ended October 31, 2013 was $123 million ($179 million in 2012 and $81 million in 2011).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the cash is received. The impact on net interest income of such repayments for the year ended October 31, 2013 was $241 million ($301 million in 2012 and $110 million in 2011).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our accounting policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the year ended October 31, 2013 was $240 million ($291 million in 2012 and $19 million in 2011).

As at October 31, 2013, the amount of purchased performing loans remaining on the balance sheet was $16.6 billion ($21.1 billion in 2012). As at October 31, 2013, the credit mark remaining on performing term loans, revolving loans and other performing loans was $425 million, $156 million and $6 million, respectively ($849 million, $301 million and $23 million, respectively, in 2012). Of the total credit mark for performing loans of $587 million, $329 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining $258 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased credit impaired loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the year ended October 31, 2013 was a $410 million recovery in the specific provision for credit losses ($509 million recovery in 2012 and $nil in 2011).

As at October 31, 2013, the amount of purchased credit impaired loans remaining on the balance sheet was $0.7 billion ($1.2 billion in 2012). As at October 31, 2013, the credit mark remaining related to purchased credit impaired loans was $128 million ($445 million in 2012).

Unfunded Commitments and Letters of Credit Acquired

As part of our acquisition of M&I, we recorded a liability related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate collective allowance is recorded, consistent with our methodology for the collective allowance.

As at October 31, 2013, the credit mark remaining on unfunded commitments and letters of credit acquired was $15 million ($99 million in 2012).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

We recorded net recoveries of $15 million for the year ended October 31, 2013 ($27 million in 2012). These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Other Credit Instruments

We use off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:

•

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2013	2012
	Contractual amount	Contractual amount
Credit Instruments
Standby letters of credit and guarantees	13,470	11,851
Securities lending	3,772	1,531
Documentary and commercial letters of credit	1,205	999
Commitments to extend credit (1)
– Original maturity of one year and under	13,107	15,429
– Original maturity of over one year	58,428	44,556
Total	89,982	74,366
(1)	Commitments to extend credit exclude personal lines of credit and credit card lines of credit that are unconditionally cancellable at our discretion.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 196th Annual Report 2013	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk arising from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 83 to 84 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to individual consumers, captured in the “individual” sector, comprising $181.6 billion ($177.6 billion in 2012). Additional information on the composition of our loans and derivatives exposure is disclosed in Notes 4 and 10, respectively.

Basel III Framework

We use the Basel III Framework as our capital management framework. We use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk-weighted assets in our portfolio except for acquired loans in our M&I and other select portfolios, for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. EAD for undrawn commitments is model generated based on internal empirical data.
•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•

Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo-style transactions is the total amount drawn, adding back any write-offs.

•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

Total non-trading exposure at default by industry sector, as at October 31, 2013 and 2012, based on the Basel III classifications are as follows:

(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo-style transactions		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Financial institutions	60,448	46,398	12,693	10,887	–	104	2,978	2,544	27,515	55,471	103,634	115,404
Governments	43,142	44,190	1,581	1,292	–	–	1,333	1,002	9,503	14,537	55,559	61,021
Manufacturing	11,617	10,053	9,125	5,502	14	20	1,061	941	–	–	21,817	16,516
Real estate	18,532	17,462	4,639	2,094	–	1	1,122	762	–	–	24,293	20,319
Retail trade	9,394	8,666	4,675	3,396	–	1	532	463	–	–	14,601	12,526
Service industries	22,999	19,483	8,161	5,293	6	29	3,547	2,558	–	949	34,713	28,312
Wholesale trade	7,465	8,554	3,927	3,738	–	7	365	1,370	–	–	11,757	13,669
Oil and gas	3,831	3,492	5,807	4,801	–	–	401	189	–	–	10,039	8,482
Individual	139,905	130,385	41,576	47,166	–	–	67	40	–	21	181,548	177,612
Others (1)	33,028	28,515	13,370	10,274	3	4	3,270	2,980	–	34	49,671	41,807
Total exposure at default	350,361	317,198	105,554	94,443	23	166	14,676	12,849	37,018	71,012	507,632	495,668

(1)	Includes industries having a total exposure of less than 2%.

Additional information about our credit risk exposure by geographic region and product category for loans, including customers’ liability under acceptances, is provided in Note 4.

Credit Quality

We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 83 of this report.

Based on the Basel III classifications, the following tables present our retail and wholesale credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2013 and 2012. Wholesale includes all loans that are not classified as retail.

142	BMO Financial Group 196th Annual Report 2013

Wholesale Credit Exposure by Risk Rating

(Canadian $ in millions)	Drawn			Undrawn (1)			2013 Total exposure	2012 Total exposure
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign
Investment grade	19,987	72,930	91,288	2,252	42,606	1,595	230,658	196,679
Non-investment grade	3,816	32,841	122	149	14,717	14	51,659	35,838
Watchlist	12	2,001	8	4	445	–	2,470	2,470
Default	39	1,942	–	–	105	–	2,086	1,600
Total	23,854	109,714	91,418	2,405	57,873	1,609	286,873	236,587

(1)	Included in the undrawn amounts are uncommitted exposures of $23,662 million in 2013 ($15,374 million in 2012).

Retail Credit Drawn Exposure by Portfolio and Risk Rating
(Canadian $ in millions)	Residential mortgages and home equity lines of credit		Qualifying revolving retail (1)		Other retail and retail small and medium-sized enterprises
	2013	2012	2013	2012	2013	2012
Risk profile (probability of default):
Exceptionally Low (≤ 0.05%)	983	997	320	634	71	60
Very low (> 0.05% to 0.20%)	47,622	34,347	1,711	1,822	7,521	6,296
Low (> 0.20% to 0.75%)	11,216	14,623	2,578	2,656	7,995	7,435
Medium (> 0.75% to 7.00%)	8,925	10,896	2,073	2,649	7,255	6,031
High (> 7.00% to 99.99%)	3,503	958	293	448	294	364
Default (100%)	829	756	36	32	86	69
Total	73,078	62,577	7,011	8,241	23,222	20,255

(1)	Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not classified as impaired as at October 31, 2013 and 2012:

Loans Past Due Not Impaired
(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Residential mortgages (1)	641	543	524	505	65	124	1,230	1,172
Credit card, consumer instalment and other personal loans	1,747	1,535	434	407	95	104	2,276	2,046
Business and government loans	805	1,009	294	800	183	511	1,282	2,320
Customers' liability under acceptances	–	–	59	–	–	–	59	–
Total	3,193	3,087	1,311	1,712	343	739	4,847	5,538

(1)	The percentage of loans 90 days or more past due but not impaired, that were guaranteed by the Government of Canada is 5% for 2013 and 3% for 2012.

Loan Maturities and Rate Sensitivity

The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Canada
Consumer	46,552	38,172	91,653	87,924	7,106	5,980	145,311	132,076
Commercial and corporate (excluding real estate)	36,744	36,892	10,572	6,898	1,356	1,751	48,672	45,541
Commercial real estate	5,405	4,685	4,540	3,850	778	678	10,723	9,213
United States	19,065	21,193	34,998	30,595	14,639	12,181	68,702	63,969
Other countries	6,758	4,168	594	574	–	–	7,352	4,742
Total	114,524	105,110	142,357	129,841	23,879	20,590	280,760	255,541

Certain comparative figures have been reclassified to conform with the current year’s presentation.

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2013	2012
Fixed rate	139,832	114,607
Floating rate	130,797	131,214
Non-interest sensitive (1)	8,466	8,014
Total	279,095	253,835
(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 87 to 91 of this report.

BMO Financial Group 196th Annual Report 2013	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are outlined in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 92 to 94 of this report.

Note 7: Guarantees

In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments to reimburse the counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (see Note 10). For guarantees that do not qualify as a derivative, the liability is initially recorded at fair value, which is generally the fee to be received. Subsequently, guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle the obligation. Any increase in the liability is reported in the Consolidated Statement of Income.

The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $13,470 million as at October 31, 2013 ($11,851 million in 2012). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at October 31, 2013, $41 million ($29 million in 2012) was included in other liabilities related to guaranteed parties that were unable to meet their obligations to a third party (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2013 and 2012 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,512 million as at October 31, 2013 ($4,467 million in 2012). As at October 31, 2013, $145 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($107 million in 2012).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facility

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $232 million as at October 31, 2013 ($295 million in 2012). No amounts were drawn as at October 31, 2013 and 2012.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $13,288 million as at October 31, 2013 ($24,126 million in 2012). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $102 million as at October 31, 2013 ($156 million in 2012).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. We also have a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these

144	BMO Financial Group 196th Annual Report 2013

activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,778 million as at October 31, 2013 ($4,343 million in 2012). No amount was included in our Consolidated Balance Sheet as at October 31, 2013 and 2012 related to these indemnifications.

Note 8: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

We use a bank securitization vehicle to securitize our Canadian credit card loans. We are required to consolidate this vehicle. See Note 9 for further information. We also sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.

Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle or third-party securitization program, less credit losses and other costs.

We assess whether the loans qualify for off-balance sheet treatment based on the transfer of the risks and rewards.

The loans sold to third-party securitization programs or directly to third parties do not qualify for off-balance sheet recognition as we have determined that the transfer of these loans has not resulted in the transfer of substantially all the risks and rewards, since we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets. We continue to recognize the loans in our Consolidated Balance Sheet, and we recognize the instruments issued as a liability representing a secured financing. The grouped payments received may be held on behalf of the investors in the securitization vehicles or designated accounts until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, the payments held in the securitization vehicles or designated accounts on behalf of the investors are added to the carrying value of the securitized assets in the table below. The interest and fees collected, net of the yield paid to investors is recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the loans are recorded in the provision for credit losses. During the year ended October 31, 2013, we sold $6,704 million of loans to third-party securitization programs which does not include amounts that were transferred and repurchased during the year ($6,548 million in 2012).

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		2013 (1)		2012
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Available-for-sale securities	–		428
Residential mortgages	9,956		9,020
	9,956		9,448
Other related assets (2)	8,660		11,105
Total	18,616	18,235	20,553	20,312
(1)	The fair value of the securitized assets is $18,687 million and the fair value of the associated liabilities is $18,454 million, for a net position of $233 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liability. In order to compare all assets supporting the associated liability, this amount is added to the carrying value of the securitized assets in the above table.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 9: Special Purpose Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of special purpose entities (“SPEs”) to facilitate or secure customer transactions and to obtain alternative sources of funding. We are required to consolidate a SPE if we control the entity. The following circumstances are considered when assessing whether we, in substance, control the SPE and consequently are required to consolidate:

•	the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers necessary to obtain the majority of the benefits of the activities of the SPE or, by setting up an
“autopilot” mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

We consider all aspects of the relationship between us and the SPE to determine whether we ultimately have the power to govern the financial and operating policies of the SPE, so as to obtain the majority of the benefits from the SPE’s activities.

We perform a re-assessment of consolidation whenever there is a change in the substance of the relationship.

BMO Financial Group 196th Annual Report 2013	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total assets and liabilities included in our Consolidated Balance Sheet related to our unconsolidated SPEs and our related exposure to losses are summarized in the following table:

(Canadian $ in millions)		2013		2012
	Canadian customer securitization vehicles	Structured finance vehicles	Canadian customer securitization vehicles	Structured finance vehicles
On-balance sheet assets at carrying value
Trading securities	–	12,120	20	10,324
Available-for-sale securities	13	–	98	–
Loans	81	–	–	–
Other	–	119	–	–
	94	12,239	118	10,324
On-balance sheet liabilities at carrying value
Deposits	–	6,584	–	5,175
Derivatives	–	985	–	607
Other	–	4,582	–	4,350
	–	12,151	–	10,132
Exposure to loss
Securities held	94	12,116	118	10,324
Drawn facilities	–	–	–	–
Undrawn facilities (1)	3,866	na	3,691	na
Derivative assets	–	–	–	–
	3,960	12,116	3,809	10,324
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at October 31, 2013 and 2012.
na	– not applicable

Total assets and liabilities included in our Consolidated Balance Sheet related to our consolidated SPEs and our exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below:

(Canadian $ in millions)						2013						2012
	Bank securit- ization vehicle	Canadian customer securit- ization vehicles	U.S. customer securit- ization vehicle	Credit protection vehicle (1)	Structured investment vehicles (2)	Capital and funding vehicles (3)	Bank securit- ization vehicle	Canadian customer securit- ization vehicles	U.S. customer securit- ization vehicle	Credit protection vehicle	Structured investment vehicles	Capital and funding vehicles (3)
On-balance sheet assets at carrying value
Cash and cash equivalents	–	–	370	1,430	7	319	–	–	10	2,069	–	433
Trading securities	–	–	–	–	–	–	–	–	–	157	1,597	–
Available-for-sale securities	–	–	–	–	–	–	–	–	–	–	–	–
Loans	7,190	–	3,537	–	–	20,717	7,264	–	3,364	–	–	13,230
Other	25	640	3	–	–	40	46	574	4	–	–	33
	7,215	640	3,910	1,430	7	21,076	7,310	574	3,378	2,226	1,597	13,696
On-balance sheet liabilities at carrying value
Deposits	–	–	3,578	–	–	–	–	–	3,118	–	–	–
Subordinated debt	–	–	–	–	–	802	–	–	–	–	–	802
Capital Trust Securities	–	–	–	–	–	463	–	–	–	–	–	462
Other	4,328	–	2	530	7	18	5,186	–	5	819	184	18
	4,328	–	3,580	530	7	1,283	5,186	–	3,123	819	184	1,282
Exposure to loss
Securities held	1,499	640	–	922	–	842	192	574	–	1,385	–	842
Drawn facilities	–	–	264	–	–	18,579	–	–	58	–	1,440	11,132
Undrawn facilities	–	–	4,417	–	–	7,026	–	7	4,144	522	40	2,973
Derivative assets	–	–	–	20	–	84	–	–	2	104	1	91
	1,499	640	4,681	942	–	26,531	192	581	4,204	2,011	1,481	15,038
(1)	During the year ended October 31, 2013, the senior funding facility provided to our credit protection vehicle was terminated.
(2)	During the year ended October 31, 2013, Links Finance Corporation sold its remaining assets and fully repaid our liquidity facility.
(3)	The loans balance primarily consists of mortgages transferred to our covered bond programs.
Mortgages in excess of the amount of covered bonds outstanding plus minimum required over-collateralization amounts under these programs are readily available to the bank. The undrawn facilities also primarily relate to our covered bond programs; the bank retains the authority to determine whether the facilities are utilized.

146	BMO Financial Group 196th Annual Report 2013

Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. We do not service the transferred assets because the responsibility is retained by the client. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. For our Canadian customer securitization vehicles, we determined that we control and must consolidate certain of these vehicles, as we have the right to obtain the majority of the benefits through our ownership of ABCP.

For our U.S. customer securitization vehicle, we determined that we control and must consolidate this vehicle, as we have key decision-making powers to obtain the majority of the benefits from the vehicle’s activities.

Bank Securitization Vehicle

We use a bank securitization vehicle to securitize our Canadian credit card loans in order to obtain alternate sources of funding. The structure of this vehicle limits the types of activities it can undertake and the types of assets it can hold, and the vehicle has limited decision-making authority. This vehicle issues term asset-backed securities to fund its activities. We control and must consolidate this vehicle, as we have key decision-making powers to obtain the majority of the benefits of its activities.

Credit Protection Vehicle

We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. In 2013, Apex redeemed $742 million of its outstanding medium-term notes, of which $480 million were held by us. We continue to hold $934 million of outstanding medium-term notes. As at October 31, 2013 and 2012, we have hedged our exposure to our holdings of notes issued by Apex. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes. We control and must consolidate this vehicle.

Structured Investment Vehicles

Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. At October 31, 2013, we held interests in Links Finance Corporation (“Links”), which we consolidate, as we have key decision-making powers to obtain the majority of the benefits of its activities. During the year ended October 31, 2013, Links sold its remaining assets and fully repaid our senior liquidity facility. During the year ended October 31, 2012, Parkland Finance Corporation sold its remaining assets, fully repaid our liquidity facility and distributed the remaining proceeds to its capital note holders.

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds through SPEs. We are not required to consolidate these vehicles.

Capital and Funding Vehicles

Capital and Funding vehicles are created to issue notes or capital trust securities or to guarantee payments due to bondholders on bonds issued by us. These vehicles purchase notes from us, or we may sell assets to the vehicles in exchange for promissory notes. We control and must consolidate these vehicles, as the majority of the activities of these vehicles are conducted on our behalf. See Note 1 and Note 18 for further information related to the Capital Trusts.

Compensation Trusts

We have established trusts in order to administer our employee share ownership plan. Under this plan, employees can direct a portion of their gross salary towards the purchase of our common shares and we match 50% of employees’ contributions up to 6% of their individual gross salary. Our matching contributions are paid into trusts, which purchase our shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,343 million as at October 31, 2013 ($1,140 million in 2012). We are not required to consolidate these compensation trusts.

Other SPEs

We are involved with other entities that may potentially be SPEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to control these SPEs. As a result, we are not required to consolidate these SPEs. Transactions with these SPEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific SPE, taking into consideration the quality of the underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities and indemnification agreements are described in Note 7.

Note 10: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

BMO Financial Group 196th Annual Report 2013	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cross-currency interest rate swaps – fixed and/or floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.

A future option is an option contract in which the underlying instrument is a single futures contract.

Use of Derivatives

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.

Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through bonds, interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps and forward contracts. These derivatives are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency exchange rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

Accounting Hedges

In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

148	BMO Financial Group 196th Annual Report 2013

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets and liabilities denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of eleven years, are hedges of floating rate loans and deposits as well as assets and liabilities denominated in foreign currencies.

We record interest that we pay or receive on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. The excess of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to net interest income in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in net interest income in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $107 million ($79 million after tax). This will adjust the interest recorded on assets and liabilities that were hedged.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the net interest income on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2013 and 2012.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations related to our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation of our net investment in foreign operations and the corresponding hedging instrument is recorded in net gain (loss) on translation of net foreign operations in other comprehensive income. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the years ended October 31, 2013 and 2012. We use foreign currency deposits with a term to maturity of zero to three months as hedging instruments in net investment hedges, and the fair value of such deposits was $7,547 million as at October 31, 2013 ($6,867 million in 2012).

Fair Value Hedging Relationships

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type		Amount of gain/(loss) on hedging derivatives (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts –	2013	(371)	360	(11)
	2012	42	(44)	(2)
	2011	245	(276)	(31)
(1)	Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt and Deposits.

BMO Financial Group 196th Annual Report 2013	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedging Relationships

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions )		Pre-tax gains/(losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains (losses) on designated hedges from other comprehensive income to net interest income	Amortization of spot/forward differential on foreign exchange contracts to interest expense
2013
Interest rate	(86)	–	195	–
Foreign exchange	49	–	–	(25)
Total	(37)	–	195	(25)
2012
Interest rate	(44)	3	177	–
Foreign exchange	(27)	–	–	(32)
Total	(71)	3	177	(32)
2011
Interest rate	345	8	98	–
Foreign exchange	120	–	–	(66)
Total	465	8	98	(66)

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link the amount of collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position on October 31, 2013 is $4.6 billion, for which we have posted collateral of $5.2 billion. If our credit rating had been downgraded to A and A- on October 31, 2013 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $0.1 billion and $0.4 billion, respectively.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Discussion of the fair value measurement of derivatives is included in Note 29.

150	BMO Financial Group 196th Annual Report 2013

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2013			2012
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	21,251	(20,327)	924	36,040	(35,207)	833
Forward rate agreements	5	(5)	–	98	(104)	(6)
Futures	1	(3)	(2)	1	(3)	(2)
Purchased options	595	–	595	1,180	–	1,180
Written options	–	(672)	(672)	–	(1,208)	(1,208)
Foreign Exchange Contracts
Cross-currency swaps	1,156	(897)	259	1,159	(1,406)	(247)
Cross-currency interest rate swaps	3,459	(3,641)	(182)	4,408	(4,193)	215
Forward foreign exchange contracts	1,552	(1,549)	3	1,713	(1,768)	(55)
Purchased options	100	–	100	140	–	140
Written options	–	(88)	(88)	–	(109)	(109)
Commodity Contracts
Swaps	501	(543)	(42)	804	(1,180)	(376)
Purchased options	238	–	238	428	–	428
Written options	–	(290)	(290)	–	(561)	(561)
Equity Contracts	536	(3,067)	(2,531)	367	(2,268)	(1,901)
Credit Default Swaps
Purchased	90	–	90	237	–	237
Written	–	(102)	(102)	–	(156)	(156)
Total fair value – trading derivatives	29,484	(31,184)	(1,700)	46,575	(48,163)	(1,588)
Average fair value (1)	38,016	(39,565)	(1,549)	49,911	(50,212)	(301)
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	110	(169)	(59)	134	(146)	(12)
Fair value hedges – swaps	260	(348)	(88)	737	(396)	341
Total swaps	370	(517)	(147)	871	(542)	329
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	405	(273)	132	625	(31)	594
Total foreign exchange contracts	405	(273)	132	625	(31)	594
Total fair value – hedging derivatives (2)	775	(790)	(15)	1,496	(573)	923
Average fair value (1)	1,100	(674)	426	2,287	(768)	1,519
Total fair value – trading and hedging derivatives	30,259	(31,974)	(1,715)	48,071	(48,736)	(665)
Less: impact of master netting agreements	(27,493)	27,493	–	(35,087)	35,087	–
Total	2,766	(4,481)	(1,715)	12,984	(13,649)	(665)
(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities
	2013	2012	2013	2012
Fair value of trading derivatives	29,484	46,575	31,184	48,163
Fair value of hedging derivatives	775	1,496	790	573
Total	30,259	48,071	31,974	48,736

BMO Financial Group 196th Annual Report 2013	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2013				2012
		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	2,139,706	41,138	43,942	2,224,786	1,880,368	35,802	49,006	1,965,176
Forward rate agreements	399,751	–	–	399,751	569,748	–	–	569,748
Purchased options	18,283	–	–	18,283	24,015	–	–	24,015
Written options	23,020	–	–	23,020	31,364	–	–	31,364
	2,580,760	41,138	43,942	2,665,840	2,505,495	35,802	49,006	2,590,303
Exchange-traded
Futures	111,913	–	–	111,913	76,306	–	–	76,306
Purchased options	16,534	–	–	16,534	16,307	–	–	16,307
Written options	15,429	–	–	15,429	13,818	–	–	13,818
	143,876	–	–	143,876	106,431	–	–	106,431
Total interest rate contracts	2,724,636	41,138	43,942	2,809,716	2,611,926	35,802	49,006	2,696,734
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	44,607	227	–	44,834	30,245	240	–	30,485
Cross-currency interest rate swaps	255,337	–	–	255,337	238,675	–	–	238,675
Forward foreign exchange contracts	249,412	14,195	–	263,607	209,947	7,398	–	217,345
Purchased options	10,923	–	–	10,923	8,682	–	–	8,682
Written options	13,530	–	–	13,530	10,588	–	–	10,588
	573,809	14,422	–	588,231	498,137	7,638	–	505,775
Exchange-traded
Futures	621	–	–	621	767	–	–	767
Purchased options	2,608	–	–	2,608	3,505	–	–	3,505
Written options	616	–	–	616	1,404	–	–	1,404
	3,845	–	–	3,845	5,676	–	–	5,676
Total foreign exchange contracts	577,654	14,422	–	592,076	503,813	7,638	–	511,451
Commodity Contracts
Over-the-counter
Swaps	15,122	–	–	15,122	15,034	–	–	15,034
Purchased options	8,081	–	–	8,081	9,002	–	–	9,002
Written options	4,285	–	–	4,285	5,164	–	–	5,164
	27,488	–	–	27,488	29,200	–	–	29,200
Exchange-traded
Futures	24,037	–	–	24,037	21,743	–	–	21,743
Purchased options	8,044	–	–	8,044	9,315	–	–	9,315
Written options	9,894	–	–	9,894	10,762	–	–	10,762
	41,975	–	–	41,975	41,820	–	–	41,820
Total commodity contracts	69,463	–	–	69,463	71,020	–	–	71,020
Equity Contracts
Over-the-counter	39,360	–	–	39,360	30,000	–	–	30,000
Exchange-traded	5,851	–	–	5,851	9,930	–	–	9,930
Total equity contracts	45,211	–	–	45,211	39,930	–	–	39,930
Credit Default Swaps
Over-the-counter purchased	8,835	–	–	8,835	11,682	–	–	11,682
Over-the-counter written	13,288	–	–	13,288	24,126	–	–	24,126
Total credit default swaps	22,123	–	–	22,123	35,808	–	–	35,808
Total	3,439,087	55,560	43,942	3,538,589	3,262,497	43,440	49,006	3,354,943

Certain comparative figures have been reclassified to conform to the current year’s presentation.

152	BMO Financial Group 196th Annual Report 2013

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.

Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.

Terms used in the credit risk table are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2013			2012
	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets
Interest Rate Contracts
Swaps	21,621	26,813	–	36,911	41,412	–
Forward rate agreements	5	40	–	98	68	–
Purchased options	589	657	–	1,174	1,270	–
Total interest rate contracts	22,215	27,510	1,758	38,183	42,750	2,355
Foreign Exchange Contracts
Cross-currency swaps	1,156	4,091	–	1,159	2,690	–
Cross-currency interest rate swaps	3,459	15,671	–	4,408	15,317	–
Forward foreign exchange contracts	1,957	3,854	–	2,338	4,423	–
Purchased options	90	227	–	105	190	–
Total foreign exchange contracts	6,662	23,843	2,448	8,010	22,620	1,836
Commodity Contracts
Swaps	501	2,289	–	804	2,380	–
Purchased options	66	1,045	–	100	1,248	–
Total commodity contracts	567	3,334	621	904	3,628	667
Equity Contracts	520	3,054	113	347	2,416	102
Credit Default Swaps	90	448	310	237	746	588
Total derivatives	30,054	58,189	5,250	47,681	72,160	5,548
Less: impact of master netting agreements	(27,493)	(38,607)	–	(35,087)	(51,297)	–
Total	2,561	19,582	5,250	12,594	20,863	5,548

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $205 million as at October 31, 2013 ($390 million in 2012).

Transactions are conducted with counterparties in various geographic locations and industry sectors. Set out below is the replacement cost of contracts before and after the impact of master netting agreements with customers located in the following countries, based on country of ultimate risk.

(Canadian $ in millions, except as noted)	Before master netting agreements				After master netting agreements
	2013		2012		2013		2012
Canada	12,425	41	18,283	38	1,389	54	7,309	58
United States	7,193	24	12,654	27	728	28	3,279	26
United Kingdom	4,761	16	8,210	17	148	6	636	5
Other countries (1)	5,675	19	8,534	18	296	12	1,370	11
Total	30,054	100%	47,681	100%	2,561	100%	12,594	100%

(1)	No other country represented 10% or more of our replacement cost in 2013 or 2012.

BMO Financial Group 196th Annual Report 2013	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

As at October 31, 2013 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	18,212	4,045	201	293	58	22,809
Governments	2,094	1,633	20	–	–	3,747
Natural resources	44	38	84	–	–	166
Energy	126	85	85	–	–	296
Other	1,739	861	177	227	32	3,036
Total	22,215	6,662	567	520	90	30,054

As at October 31, 2012 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	32,454	4,797	315	145	106	37,817
Governments	3,263	2,343	21	–	–	5,627
Natural resources	57	44	178	–	–	279
Energy	96	7	96	–	–	199
Other	2,313	819	294	202	131	3,759
Total	38,183	8,010	904	347	237	47,681

Credit Derivatives

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout/Notional				Fair value
As at October 31, 2013 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	2,714	9,751	–	12,465	80
Non-investment grade (1)	267	163	–	430	16
Non-rated	7	241	145	393	6
Total (2)	2,988	10,155	145	13,288	102

	Maximum payout/Notional				Fair value
As at October 31, 2012 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	10,463	12,414	63	22,940	128
Non-investment grade (1)	344	384	223	951	27
Non-rated	9	166	60	235	1
Total (2)	10,816	12,964	346	24,126	156

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.
(2)	As at October 31, 2013, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $4.3 billion and $41 million ($0.6 billion and $18 million in 2012).

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2013	2012
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	720,271	594,450	572,820	277,659	59,586	2,224,786	1,965,176
Forward rate agreements, futures and options	512,479	63,823	4,687	3,687	254	584,930	731,558
Total interest rate contracts	1,232,750	658,273	577,507	281,346	59,840	2,809,716	2,696,734
Foreign Exchange Contracts
Cross-currency swaps	1,463	24,149	7,645	7,463	4,114	44,834	30,485
Cross-currency interest rate swaps	49,748	90,106	58,095	44,827	12,561	255,337	238,675
Forward foreign exchange contracts, futures and options	283,607	7,008	1,205	72	13	291,905	242,291
Total foreign exchange contracts	334,818	121,263	66,945	52,362	16,688	592,076	511,451
Commodity Contracts
Swaps	9,492	4,807	496	327	–	15,122	15,034
Futures and options	35,418	15,880	2,842	201	–	54,341	55,986
Total commodity contracts	44,910	20,687	3,338	528	–	69,463	71,020
Equity Contracts	23,240	9,958	11,096	10	907	45,211	39,930
Credit Contracts	5,127	13,528	2,675	793	–	22,123	35,808
Total notional amount	1,640,845	823,709	661,561	335,039	77,435	3,538,589	3,354,943

Certain comparative figures have been reclassified to conform to the current year’s presentation.

154	BMO Financial Group 196th Annual Report 2013

Note 11: Premises and Equipment

We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Gains and losses on disposal are included in other non-interest expense in our Consolidated Statement of Income.

Amortization methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At least annually, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value.
When major components of buildings have different useful lives, they are accounted for separately and amortized over each component’s useful life.

Amortization expense for the years ended October 31, 2013, 2012 and 2011 amounted to $360 million, $364 million and $307 million, respectively.

There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2013 and 2012.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term and our premises leases have various renewal options and rights. Our total contractual rental commitments as at October 31, 2013 were $1,798 million. The commitments for each of the next five years and thereafter are $278 million for 2014, $262 million for 2015, $234 million for 2016, $210 million for 2017, $174 million for 2018 and $640 million thereafter. Included in these amounts are the commitments related to 794 leased branch locations as at October 31, 2013.

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2013, 2012 and 2011 was $434 million, $418 million and $380 million, respectively.

(Canadian $ in millions)						2013						2012
	Land	Buildings	Computer Equipment	Other Equipment	Leasehold Improvements	Total	Land	Buildings	Computer Equipment	Other Equipment	Leasehold Improvements	Total
Cost:
Balance at beginning of year	291	1,554	1,467	764	961	5,037	304	1,539	1,459	893	993	5,188
Additions	8	118	237	50	80	493	4	81	257	86	117	545
Disposals (1)	(4)	(34)	(82)	(63)	(7)	(190)	(16)	(69)	(228)	(228)	(148)	(689)
Additions from acquisitions (2)	–	–	–	–	–	–	–	–	–	1	–	1
Foreign exchange and other	2	43	6	19	11	81	(1)	3	(21)	12	(1)	(8)
Balance at end of year	297	1,681	1,628	770	1,045	5,421	291	1,554	1,467	764	961	5,037
Accumulated Depreciation and impairment:
Balance at beginning of year	–	815	1,074	470	558	2,917	–	768	1,099	634	626	3,127
Disposals (1)	–	(5)	(57)	(23)	(4)	(89)	–	(19)	(187)	(221)	(146)	(573)
Amortization	–	33	147	58	122	360	–	65	164	57	78	364
Foreign exchange and other	–	57	16	2	(33)	42	–	1	(2)	–	–	(1)
Balance at end of year	–	900	1,180	507	643	3,230	–	815	1,074	470	558	2,917
Net carrying value	297	781	448	263	402	2,191	291	739	393	294	403	2,120

(1)	Includes fully depreciated assets written off.
(2)	Premises and equipment are recorded at the fair value on the date of acquisition.

Note 12: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Aver Media LP (“Aver”)

On April 1, 2013, we completed the acquisition of the assets of Aver Media LP, a private Canadian-based film and TV media lending company,

for cash consideration of $260 million, subject to a post-closing adjustment based on net assets, plus contingent consideration of approximately $10 million to be paid over eighteen months after the acquisition date. Acquisition-related costs of $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. This acquisition is predominantly of the Aver loan portfolio and provides us with additional opportunities to grow our commercial loan business by expanding our presence in the film and television production industry. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 10 years. Aver is part of our Canadian Personal and Commercial Banking reporting segment. The acquisition was accounted for as a business combination.

BMO Financial Group 196th Annual Report 2013	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, we completed the acquisition of an Asian-based wealth management business for cash consideration of $33 million. During the year ended October 31, 2013, the purchase price increased to $34 million due to a post-closing adjustment based upon working capital. Acquisition costs of $4 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. AWMB is part of our Wealth Management reporting segment.

CTC Consulting, LLC (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC for cash consideration of $20 million. During the year ended October 31, 2012, we increased the purchase price by $1 million to $21 million based on a revaluation of equity. Acquisition-related costs of less than $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of CTC helped us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high net worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Wealth Management reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)		2013	2012
	Aver	AWMB	CTC
Cash resources	–	434	2
Loans	232	310	–
Premises and equipment	–	1	1
Goodwill	20	17	7
Intangible assets	16	17	11
Other assets	3	2	2
Total assets	271	781	23
Deposits	–	746	–
Other liabilities	1	1	2
Total liabilities	1	747	2
Purchase price	270	34	21

     The allocation of the purchase price for Aver and AWMB is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

COFCO Trust Co. (“COFCO”)

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. We recorded our investment in COFCO at cost and adjust our investment for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO is part of our Wealth Management reporting segment.

Note 13: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

Fair value less costs to sell was the measurement we used to perform the impairment test for goodwill in 2013 and 2012. We determined the fair value less costs to sell for each cash generating unit (“CGU”) by discounting cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond the first 10 years, cash flows were assumed to grow at perpetual annual rates of up to 3%, a rate that is consistent with long-term nominal GDP growth. The discount rates we applied in determining the recoverable amounts range from 7.8% to 18.1% (8.3% to 15.5% in 2012), and are based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2013 and 2012.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause recoverable amounts to decline below carrying amounts.

156	BMO Financial Group 196th Annual Report 2013

A continuity of our goodwill by CGU for the years ended October 31, 2013 and 2012 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking									Wealth Management	BMO Capital Markets		Corporate Services	Total
	Canadian P&C		U.S. P&C		Total	Client Investing		Global Asset* Management		Private Banking		Insurance		Total			Technology and Operations
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2		791	191		–	3,649
Acquisitions during the year	–		–		–	–		–		7		–		7	–		–	7
Other (1)	–		48		48	–		4		6		–		10	3		–	61
Goodwill as at October 31, 2012	122		2,593		2,715	68		381		357		2		808	194		–	3,717
Acquisitions during the year	20		–		20	–		–		17		–		17	–		–	37
Other (1)	–		110		110	–		7		17		–		24	5		–	139
Goodwill as at October 31, 2013	142	(2)	2,703	(3)	2,845	68	(4)	388	(5)	391	(6)	2	(7)	849	199	(8)	–	3,893

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada and Diners Club and Aver Media LP.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Inc.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO Inc., Stoker Ostler Wealth Advisors, Inc., M&I, CTC Consulting, LLC and AWMB.
(7)	Relates to AIG.
(8)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Inc., Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities L.L.C. and M&I.
*	Formerly Investment Products.

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost less accumulated amortization. The following table presents the change in the balance of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Intangible assets cost as at October 31, 2011	397	721	148	549	1,181	119	26	3,141
Additions/disposals/other	(2)	–	2	(11)	316	37	2	344
Acquisitions	11	–	–	–	–	–	–	11
Foreign exchange	1	2	–	–	(3)	–	1	1
Intangible assets cost as at October 31, 2012	407	723	150	538	1,494	156	29	3,497
Additions/disposals/other	10	–	(3)	2	104	85	–	198
Acquisitions	23	–	–	–	–	–	–	23
Foreign exchange	15	31	7	4	17	2	–	76
Intangible assets cost as at October 31, 2013	455	754	154	544	1,615	243	29	3,794

The following table presents the accumulated amortization of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization at October 31, 2011	98	207	147	480	621	–	26	1,579
Disposals/other	(2)	–	–	(29)	57	–	2	28
Amortization	35	98	1	32	173	–	–	339
Foreign exchange	–	–	–	1	(2)	–	–	(1)
Accumulated amortization at October 31, 2012	131	305	148	484	849	–	28	1,945
Disposals/other	1	–	(5)	(27)	(40)	–	(2)	(73)
Amortization	44	76	3	29	198	–	2	352
Foreign exchange	4	16	6	3	11	–	–	40
Accumulated amortization at October 31, 2013	180	397	152	489	1,018	–	28	2,264

Carrying value at October 31, 2013	275	357	2	55	597	243	1	1,530
Carrying value at October 31, 2012	276	418	2	54	645	156	1	1,552

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no intangible assets with indefinite lives.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of the value in use and the fair value less costs to sell, when this is less than the carrying value.

There were no write-downs of intangible assets due to impairment during the years ended October 31, 2013 and 2012.

BMO Financial Group 196th Annual Report 2013	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Other Assets

(Canadian $ in millions)	2013	2012
Accounts receivable, prepaid expenses and other items	6,626	7,813
Accrued interest receivable	753	861
Due from clients, dealers and brokers	503	526
Insurance-related assets (1)	566	630
Pension asset (Note 23)	523	508
Total	8,971	10,338
(1)	Includes reinsurance assets related to our life insurance business in the amount of $383 million as at October 31, 2013 ($472 million in 2012).

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Deposits by:
Banks	679	2,116	928	611	4,076	2,653	14,908	12,722	20,591	18,102
Businesses and governments	13,947	12,205	23,479	21,431	54,178	49,208	129,194	103,726	220,798	186,570
Individuals	2,579	2,545	11,448	10,388	69,853	63,770	41,552	42,327	125,432	119,030
Total (1) (2)	17,205	16,866	35,855	32,430	128,107	115,631	185,654	158,775	366,821	323,702
Booked in:
Canada	15,440	16,011	25,545	24,280	76,414	65,810	108,082	97,243	225,481	203,344
United States	1,153	596	10,211	8,007	51,262	48,968	59,800	49,614	122,426	107,185
Other countries	612	259	99	143	431	853	17,772	11,918	18,914	13,173
Total	17,205	16,866	35,855	32,430	128,107	115,631	185,654	158,775	366,821	323,702
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at October 31, 2013 and 2012, total deposits payable on a fixed date included $19,496 million and $17,613 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. Included in deposits as at October 31, 2013 and 2012 are
$176,236 million and $146,003 million, respectively, of deposits denominated in U.S. dollars, and $4,822 million and $4,777 million, respectively, of deposits denominated in other foreign currencies.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Deposits

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2013, we had borrowed $181 million of federal funds ($1,674 million in 2012).

•	Commercial paper, which totalled $4,753 million as at October 31, 2013 ($4,513 million in 2012).
•	Covered bonds, which totalled $7,964 million as at October 31, 2013 ($9,053 million in 2012).

During the year ended October 31, 2013, the €1,000,000 4.25% Covered Bond-Series 1 deposit matured.

During the year ended October 31, 2012, we issued US$2.0 billion Covered Bond-Series 5. This deposit pays interest of 1.95% and matures on January 30, 2017.

The following table presents the maturity schedule for our deposits payable on a fixed date:

Payable on a Fixed Date (2) (Canadian $ in millions)	2013	2012
Within 1 year	113,924	112,062
1 to 2 years	21,198	12,110
2 to 3 years	20,127	15,113
3 to 4 years	10,989	6,978
4 to 5 years	10,931	8,899
Over 5 years (1)	8,485	3,613
Total	185,654	158,775
(1)	The over 5 years category includes deposits with no fixed maturity date.
(2)	Includes $161,942 million of deposits, each greater than one hundred thousand dollars, of which $89,379 million were booked in Canada, $54,791 million were booked in the United States and $17,772 million were booked in other countries ($134,146 million, $79,223 million, $43,005 million and $11,918 million, respectively, in 2012). Of the $89,379 million of deposits booked in Canada, $31,304 million mature in less than three months, $4,079 million mature in three to six months, $6,861 million mature in six to 12 months and $47,134 million mature after 12 months ($79,223 million, $35,023 million, $5,250 million, $7,979 million and $30,971 million, respectively, in 2012). We have unencumbered liquid assets of $152,358 million to support these and other deposit liabilities ($154,606 million in 2012). A portion of these liquid assets have been pledged.

158	BMO Financial Group 196th Annual Report 2013

The following table presents the average deposit balances and average rates of interest paid during 2013 and 2012:

	Average balances		Average rate paid (%)
(Canadian $ in millions)	2013	2012	2013	2012
Deposits Booked in Canada
Demand deposits – interest bearing	16,050	15,292	0.47	0.44
Demand deposits – non-interest bearing	24,365	23,343	–	–
Payable after notice	71,820	60,116	0.68	0.61
Payable on a fixed date	98,631	92,314	1.56	1.65
Total deposits booked in Canada	210,866	191,065	1.00	1.02
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	9,308	9,213	0.71	0.58
Governments and institutions in the United States and other countries	9,283	8,381	0.42	0.35
Other demand deposits	9,305	7,546	0.03	0.02
Other deposits payable after notice or on a fixed date	117,446	105,212	0.36	0.51
Total deposits booked in the United States and other countries	145,342	130,352	0.37	0.48
Total average deposits	356,208	321,417	0.74	0.80

As at October 31, 2013 and 2012, deposits by foreign depositors in our Canadian bank offices amounted to $26,561 million and $24,639 million, respectively.

A portion of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as an increase in non-interest revenue, trading revenues of $5 million for the year ended October 31, 2013 (increase of $19 million in 2012). This includes a decrease of $53 million attributable to changes in our credit spread (decrease of $20 million in 2012). We hold derivatives and other financial instrument contracts to partially hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since the notes were designated at fair value through profit or loss to October 31, 2013 was an unrealized loss of approximately $52 million. We may enter into positions to manage the exposure to changes in our credit spread.

The fair value and amount due at contractual maturity of these notes as at October 31, 2013 were $5,928 million and $6,028 million, respectively ($4,301 million and $4,284 million, respectively, in 2012).

Note 16: Other Liabilities

(Canadian $ in millions)	2013	2012
Acceptances	8,472	8,019
Securities sold but not yet purchased	22,446	23,439
Securities lent or sold under repurchase agreements	28,884	39,737
	59,802	71,195

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in other assets or other liabilities, respectively. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded in Securities sold but not yet purchased.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on the accrual basis.

Other Liabilities

The components of the other liabilities balance as at October 31, 2013 and 2012 were as follows:

(Canadian $ in millions)	2013	2012
Securitization and SPE liabilities	22,362	25,481
Accounts payable, accrued expenses and other items	7,915	8,924
Accrued interest payable	857	977
Liabilities of subsidiaries, other than deposits	3,857	4,116
Insurance-related liabilities	6,115	6,040
Pension liability (Note 23)	52	43
Other employee future benefits liability (Note 23)	1,054	1,015
Total	42,212	46,596

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Liabilities related to the notes issued by our credit protection vehicle and our structured investment vehicles have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring these note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at October 31, 2013 of $511 million ($946 million in 2012) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted

BMO Financial Group 196th Annual Report 2013	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in a decrease of $24 million in non-interest revenue, trading revenues for the year ended October 31, 2013 (decrease of $228 million in 2012).

We designate the obligations related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at October 31, 2013 of $329 million ($317 million in 2012) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in an increase of $7 million in non-interest revenue, insurance income for the year ended October 31, 2013 (decrease of $23 million in 2012). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the years ended October 31, 2013 or 2012.

A reconciliation of the change in the Insurance-related liabilities is as follows:

(Canadian $ in millions)	2013	2012
Insurance-related liabilities, beginning of year	6,040	5,380
Increase (decrease) in life insurance policy benefit liabilities from:
New business	324	245
In-force policies	(55)	260
Changes in actuarial assumptions	(201)	92
Foreign currency	1	(1)
Net increase in life insurance policy benefit liabilities	69	596
Change in other insurance-related liabilities	6	64
Insurance-related liabilities, end of year	6,115	6,040

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance assets related to our life insurance business are included in other assets, insurance-related assets. Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31, 2013, 2012 and 2011 are shown in the table below.

(Canadian $ in millions)	2013	2012	2011
Direct premium income	1,567	1,357	1,348
Ceded premiums	(434)	(410)	(392)
	1,133	947	956

Note 17: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our Basel III regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from the Office of the Superintendent of Financial Institutions Canada (“OSFI”) before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).

During the year ended October 31, 2013, we did not issue or redeem any of our subordinated debt. During the year ended October 31, 2012, we redeemed all of our Series D Medium-Term Notes, Tranche 2 at a redemption amount equal to $1,000, representing an aggregate redemption price of $1.2 billion, plus unpaid accrued interest up to, but excluding, the date fixed for redemption.

The term to maturity and repayments of our subordinated debt required over the next four years and thereafter are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2013 Total (7)	2012 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150
Series C Medium-Term Notes
Tranche 2	500	April 2020	4.87	April 2015 (2)	500	500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700	700
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (4)	900	900
Series G Medium-Term Notes
Tranche 1	1,500	July 2021	3.98	July 2016 (5)	1,500	1,500
Total (6)					3,850	3,850

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.
(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.
(4)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.
(5)	Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the three-month Canadian Dealer Offered Rate (“CDOR”) plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at par commencing July 8, 2016.
(6)	Certain subordinated debt amounts include fair value hedge adjustments that increased their carrying value as at October 31, 2013 by $146 million ($243 million in 2012); see Note 10 for further details.
(7)	All of our subordinated debt has a term to maturity of four years or more.

Please refer to the offering circular related to each of the above issues for further details on Canada Yield Price calculations and the definition of CDOR.

160	BMO Financial Group 196th Annual Report 2013

Note 18: Capital Trust Securities

We issue BMO Capital Trust Securities (“BMO BOaTS”) and BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) through our consolidated subsidiaries BMO Capital Trust and BMO Capital Trust II, respectively (the “Trusts”). The proceeds of BMO BOaTS and BMO T1Ns – Series A are used for general corporate purposes. We consolidate the Trusts, and the BMO BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BMO BOaTS. The BMO T1Ns – Series A are reported in our Consolidated Balance Sheet as capital trust securities.

Holders of the BMO BOaTS and BMO T1Ns – Series A are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares or, if no shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

		Distribution per BOaTS (1) / BMO T1Ns		Redemption date	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates			At the option of the Trust	2013	2012
Capital Trust Securities
BMO T1Ns – Series A (2)	June 30, December 31	51.11	(3)	December 31, 2013	450	450
					450	450
Non-Controlling Interest
BMO BOaTS
Series D	June 30, December 31	27.37	(4)	December 31, 2009	600	600
Series E	June 30, December 31	23.17	(5)	December 31, 2010	450	450
					1,050	1,050
Total Capital Trust Securities					1,500	1,500

(1)	Distribution paid on each trust security that has a par value of $1,000.
(2)	The carrying value includes issuance costs and accrued interest of $13 million as at October 31, 2013 ($12 million in 2012).
(3)	Starting on December 31, 2018 and on every fifth anniversary of such date thereafter until December 31, 2103, the interest rate on the BMO T1Ns – Series A will be reset to an interest rate per annum equal to the Government of Canada Yield plus 10.50%.
(4)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(5)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

Redemption by the Trust

On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.

During the year ended October 31, 2012, we redeemed all of our BMO Capital Trust Securities – Series C (“BMO BOaTS – Series C”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

Conversion by the Holders

BMO BOaTS Series D and E and BMO T1Ns – Series A cannot be converted at the option of the holder.

Automatic Exchange

The BMO BOaTS Series D and E and BMO T1Ns – Series A will each be automatically exchanged for 40 Class B non-cumulative preferred shares of the bank, Series 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of the bank, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 19: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31, 2013 and 2012. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management strategies.

The assumptions for the year ended October 31, 2013 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2013.

BMO Financial Group 196th Annual Report 2013	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Gap Position ($ in millions, except as noted)
As at October 31	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Assets
Cash and cash equivalents	23,784	810	(71)	24,523	1.21	965	1.02	(17)	–	612	26,083
Interest bearing deposits with banks	6,518	–	–	6,518	0.78	–	–	–	–	–	6,518
Securities	95,833	2,791	4,628	103,252	1.45	23,511	2.23	7,330	3.94	888	134,981
Securities borrowed or purchased under resale agreements	37,208	1,789	802	39,799	1.72	–	–	–	–	–	39,799
Loans	151,499	12,214	20,865	184,578	3.31	80,873	4.06	5,178	4.56	8,466	279,095
Other assets	33,226	235	1,096	34,557	na	9,089	na	327	na	6,850	50,823
Total assets	348,068	17,839	27,320	393,227		114,438		12,818	–	16,816	537,299
Liabilities and Equity
Deposits	213,373	16,408	16,910	246,691	0.73	109,619	1.10	10,511	2.23	–	366,821
Securities sold but not yet purchased	22,446	–	–	22,446	1.48	–	–	–	–	–	22,446
Securities lent or sold under repurchase agreements	28,831	53	–	28,884	0.68	–	–	–	–	–	28,884
Other liabilities	46,988	1,382	919	49,289	na	15,760	na	8,908	na	9,251	83,208
Subordinated debt, Capital trust securities and preferred share liability	157	–	–	157	na	3,700	–	602	–	–	4,459
Total equity	377	150	275	802	na	2,747	na	–	–	27,932	31,481
Total liabilities and shareholders’ equity	312,172	17,993	18,104	348,269		131,826		20,021		37,183	537,299
Asset/liability gap position	35,896	(154)	9,216	44,958		(17,388)		(7,203)		(20,367)	–
Notional amounts of derivatives	(34,914)	(2,612)	(3,833)	(41,359)		33,039		8,320		–	–
Total interest rate gap position - 2013
Canadian dollar	3,171	(3,706)	4,876	4,341		15,636		1,442		(21,419)	–
Foreign currency	(2,189)	940	507	(742)		15		(325)		1,052	–
Total Gap	982	(2,766)	5,383	3,599	–	15,651	–	1,117	–	(20,367)	–
Total interest rate gap position - 2012
Canadian dollar	3,615	(2,801)	1,765	2,579		14,782		2,707		(20,068)	–
Foreign currency	(4,589)	4,027	4,258	3,696		(4,268)		(463)		1,035	–
Total Gap	(974)	1,226	6,023	6,275	–	10,514	–	2,244	–	(19,033)	–

Certain comparative figures have been reclassified to conform to the current year’s presentation.

162	BMO Financial Group 196th Annual Report 2013

Note 20: Equity

Share Capital

Outstanding As at October 31 (Canadian $ in millions, except as noted)			2013			2012			2011
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 5	–	–	–	8,000,000	200	1.33	8,000,000	200	1.33
Class B – Series 10 (1)	–	–	–	–	–	–	12,000,000	396	1.49
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	6,267,391	157	1.19	12,000,000	300	1.30	12,000,000	300	1.30
Class B – Series 17	5,732,609	143	0.17	–	–	–	–	–	–
Class B – Series 18	6,000,000	150	1.63	6,000,000	150	1.63	6,000,000	150	1.63
Class B – Series 21	11,000,000	275	1.63	11,000,000	275	1.63	11,000,000	275	1.63
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	1.35	16,000,000	400	1.35
Class B – Series 25	11,600,000	290	0.98	11,600,000	290	0.98	11,600,000	290	0.69
		2,265			2,465			2,861
Common Shares
Balance at beginning of year	650,729,644	11,957		638,999,563	11,332		566,468,440	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	2,069,269	130		9,738,842	543		2,947,748	179
Issued under the Stock Option Plan and other stock-based compensation plans (Note 22)	2,068,132	116		1,763,389	80		3,039,597	122
Issued on the exchange of shares of a subsidiary corporation	–	–		227,850	2		24,105	1
Repurchased for cancellation (Note 20)	(10,737,100)	(200)		–	–		–	–
Issued on the acquisition of a business	–	–		–	–		66,519,673	4,103
Balance at End of Year	644,129,945	12,003	2.94	650,729,644	11,957	2.82	638,999,563	11,332	2.80
Share Capital		14,268			14,422			14,193

(1)	Dividend amounts are in U.S. dollars. During the year ended October 31, 2012, we redeemed all of our Class B – Series 10 Preferred shares. Dividends declared for the year ended October 31, 2012 were $0.37 per share and 12,000,000 shares were outstanding at the time of dividend declaration.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.

During the year ended October 31, 2013, we redeemed all of our Non-cumulative Class B Preferred shares, Series 5, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. We also redeemed all of the outstanding 7 3/8% Non-cumulative Exchangeable Preferred Stock, Series A, issued by one of our subsidiaries at a redemption price of US$25.00 per share, plus unpaid dividends up to the date of redemption for an aggregate redemption of US$250 million. Prior to the redemption, these preferred shares were reported in our Consolidated Balance Sheet as non-controlling interest in subsidiaries. We recognized a gain of $107 million in contributed surplus related to foreign exchange upon redemption of these preferred shares.

During the year ended October 31, 2012, we redeemed all of our U.S. dollar-denominated Non-cumulative Class B Preferred shares, Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to foreign exchange rate upon redemption of these preferred shares.

Preferred Share Rights and Privileges

Class B – Series 5 shares were redeemed for $25 cash per share on February 25, 2013. The shares carried a non-cumulative quarterly dividend of $0.33125 per share.

Class B – Series 13 shares have been redeemable at our option since February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.

Class B – Series 14 shares have been redeemable at our option since November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

Class B – Series 15 shares have been redeemable at our option since May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.

Class B – Series 16 shares have been redeemable at our option since August 25, 2013. On July 22, 2013, we announced that we did not intend to exercise our right to redeem the Non-cumulative 5-Year Rate Reset Class B Preferred shares, Series 16 (Series 16 Preferred shares). As a result, subject to certain conditions, the holders of the Series 16 Preferred shares had the right, at their option, to elect by August 12, 2013 to convert all or part of their Series 16 Preferred shares on a one-for-one basis into Non-cumulative Floating Rate Class B Preferred shares, Series 17 (Series 17 Preferred shares), effective August 26, 2013. As at October 31, 2013, 6.3 million Series 16 and 5.7 million Series 17 Preferred shares were outstanding for the five-year period commencing on August 26, 2013 and ending on August 25, 2018. Holders of the Series 17 Preferred shares have the option to convert back to Series 16 Preferred shares, and holders of Series 16 Preferred shares have the option to convert to Series 17 Preferred shares, on subsequent redemption dates. The Series 16 Preferred shares carry a non-cumulative quarterly dividend based on prevailing 5-year market rates plus a predetermined spread, established at each redemption date. The Series 17 Preferred shares carry a non-cumulative quarterly dividend based on

BMO Financial Group 196th Annual Report 2013	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the prevailing 3-month market rates plus a pre-determined spread, established prior to each dividend declaration date.

Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 Preferred shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 Preferred shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 Preferred shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 25 shares are redeemable at our option on August 25, 2016 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 26 Preferred shares and, if converted, have the option to convert back to Series 25 Preferred shares on subsequent redemption dates. The Series 25 Preferred shares carry a non-cumulative quarterly dividend of $0.24375 per share until August 25, 2016. Dividends payable after August 25, 2016 on the Series 25 and Series 26 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.

During the year ended October 31, 2013, we issued 4,137,401 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options (11,730,081 in 2012).

Normal Course Issuer Bid

On February 1, 2013, we commenced our normal course issuer bid, effective for one year, to repurchase for cancellation up to 15,000,000 of our common shares. During the year, we repurchased 10,737,100 of our common shares at an average cost of $62.89 per share.

Our previous normal course issuer bid, which allowed us to repurchase for cancellation up to 15,000,000 of our common shares, expired on December 15, 2011. During the year ended October 31, 2012, we did not repurchase any common shares.

Issuances Exchangeable into Common Shares

One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), had issued various classes of non-voting shares that could be exchanged at the option of the holder for our common shares, based on a formula. During the year ended October 31, 2012, all of these BMSCL shares were converted into 227,850 of our common shares.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”), two of our subsidiaries, fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a dividend reinvestment and share purchase plan (“DRIP”) for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares. Commencing with the dividend paid in the fourth quarter of 2013, common shares to supply the DRIP were purchased on the open market.

We may issue these common shares at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2013, we issued a total of 2,069,269 common shares from treasury (9,738,842 in 2012) and purchased 700,362 common shares (Nil in 2012) in the open market under the plan.

Potential Share Issuances

As at October 31, 2013, we had reserved 9,320,400 common shares (11,389,669 in 2012) for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan. We also have reserved 15,801,966 common shares (15,801,966 in 2012) for the potential exercise of stock options, as further described in Note 22.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Non-Controlling Interest

Included in non-controlling interest in subsidiaries as at October 31, 2013 were capital trust securities including accrued interest totalling $1,068 million ($1,068 million in 2012) related to non-controlling interest in subsidiaries and formed part of our Tier 1 regulatory capital. During 2013, we redeemed the U.S. $250 million, 7.375% preferred shares issued by Harris Preferred Capital Corporation, a U.S. subsidiary.

164	BMO Financial Group 196th Annual Report 2013

Note 21: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, targets and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain a cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel III basis.

Adjusted common shareholders’ equity, known as Common Equity Tier 1 capital under Basel III, is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for certain other items under Basel III. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments net of Tier 1 capital deductions. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the collective allowance for credit losses, net of certain Tier 2 capital deductions. Details of components of our capital position are presented in Notes 13, 16, 17, 18 and 20.

Our Common Equity Tier 1 Capital Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary regulatory capital measures.

•	The Common Equity Tier 1 Capital Ratio is defined as common shareholders’ equity net of capital adjustments divided by risk-weighted assets.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Total Capital Ratio is defined as Total capital divided by risk-weighted assets.
•

The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital calculated on a Basel III transitional basis.

Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	Basel III 2013	Basel II 2012

Common Equity Tier 1 Capital	21,227	21,635
Tier 1 Capital	24,599	25,896
Tier 2 Capital	4,901	4,773
Total Capital	29,500	30,669
Risk-Weighted Assets	215,094	205,230
Common Equity Tier 1 Capital Ratio	9.9%	10.5%
Tier 1 Capital Ratio	11.4%	12.6%
Total Capital Ratio	13.7%	14.9%
Assets-to-Capital Multiple	15.6	15.2

All 2013 balances above are on a Basel III “all-in” basis. In 2012, we presented Basel II balances. Basel II amounts and ratios may not be comparable to Basel III amounts and ratios.

We have met OSFI’s stated minimum capital ratio requirements as at October 31, 2013.

Note 22: Employee Compensation – Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Options vest in tranches over a four-year period starting from their grant date. Each tranche (i.e. the 25% portion that vests each year) is treated as a separate award with a different vesting period. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2013		2012		2011
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	15,801,966	79.96	16,989,499	84.28	15,232,139	48.74
Granted	2,003,446	60.11	2,526,345	56.00	1,798,913	57.78
Granted as part of the M&I acquisition	–	–	–	–	3,676,632	193.12
Exercised	2,069,588	47.95	1,766,318	40.17	3,040,825	37.34
Forfeited/cancelled	5,558	56.35	54,565	40.77	34,758	48.20
Expired	761,555	150.78	1,892,995	126.62	642,602	52.92
Outstanding at end of year	14,968,711	78.17	15,801,966	79.96	16,989,499	84.28
Exercisable at end of year	7,283,321	98.79	7,900,710	103.87	9,311,241	108.54
Available for grant	5,201,062		6,897,964		8,728,782
Outstanding stock options as a percentage of outstanding shares	2.32%		2.43%		2.66%

Employee compensation expense related to this plan for the years ended October 31, 2013, 2012 and 2011 was $14 million, $17 million and $17 million before tax, respectively ($13 million, $16 million and $16 million after tax, respectively).

The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2013, 2012 and 2011 was $215 million, $79 million and $107 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2013, 2012 and 2011 was $107 million, $47 million and $66 million, respectively.

BMO Financial Group 196th Annual Report 2013	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options outstanding and exercisable at October 31, 2013 and 2012 by range of exercise price were as follows:

(Canadian $, except as noted)						2013						2012
		Options outstanding		Options exercisable				Options outstanding		Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	1,044,175	5.1	34.12	1,044,175	5.1	34.12	1,660,235	6.1	34.12	1,174,327	6.1	34.12
$40.01 to $50.00	262,959	5.6	42.44	262,959	5.6	42.44	632,548	4.0	42.07	554,261	4.5	42.22
$50.01 to $60.00	6,934,041	6.0	55.78	2,845,945	6.1	55.57	7,906,485	6.6	55.67	2,247,120	5.0	55.09
$60.01 to $70.00	4,886,738	5.6	62.28	1,289,444	3.2	63.94	3,303,883	4.2	63.71	1,626,187	4.2	63.77
$70.01 and over (1)	1,840,798	3.1	234.78	1,840,798	3.1	234.78	2,298,815	3.7	230.42	2,298,815	3.7	230.42

(1)	Issued as part of the acquisition of M&I.

The following table summarizes non-vested stock option activity for the years ended October 31, 2013 and 2012:

(Canadian $, except as noted)		2013		2012
	Number of stock options	Weighted- average grant date fair value	Number of stock options	Weighted- average grant date fair value
Non-vested at beginning of year	7,901,256	7.81	7,678,258	8.70
Granted	2,003,446	5.29	2,526,345	5.53
Vested	2,218,762	7.59	2,299,347	8.28
Forfeited/cancelled	550	9.46	4,000	9.46
Non-vested at end of year	7,685,390	7.18	7,901,256	7.81

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2013	2012	2011
Unrecognized compensation cost for non-vested stock option awards	6	9	12
Weighted-average period over which it will be recognized (in years)	2.1	2.3	2.5
Total intrinsic value of stock options exercised	35	31	72
Cash proceeds from stock options exercised	99	71	114
Actual tax benefits realized on stock options exercised	–	4	4
Weighted-average share price for stock options exercised	64.8	57.8	60.9

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2013, 2012 and 2011 was $5.29, $5.54 and $3.87, respectively, of which the weighted-average fair value of options granted as part of the M&I acquisition was $2.22 for a total of 3,676,632 stock options. To determine the fair value of the stock option tranches (i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

	2013	2012	2011
Expected dividend yield	6.0% – 6.2%	6.8% – 7.2%	5.5% – 6.4%
Expected share price volatility	18.1% – 18.6%	21.3% – 22.3%	18.7% – 22.8%
Risk-free rate of return	1.7% – 1.9%	1.5% – 1.8%	1.8% – 3.0%
Expected period until exercise (in years)	5.5 – 7.0	5.5 – 7.0	4.6 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2013, 2012 and 2011 was $60.11, $56.00 and $57.78, respectively. The weighted-average exercise price on the grant date for the options granted as part of the M&I acquisition was $193.12 for the year ended October 31, 2011.

Stock-Based Compensation

Share Purchase Plan

We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to this plan for the years ended October 31, 2013, 2012 and 2011 was $50 million, $48 million and $45 million, respectively. There were 19,272,978, 19,311,585 and 18,288,382 common shares held in this plan for the years ended October 31, 2013, 2012 and 2011, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Mid-term incentive plan units granted during the years ended October 31, 2013, 2012 and 2011 totalled 5,823,533, 6,379,562 and 5,154,479, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $292 million, $310 million and $267 million in the years ended October 31, 2013, 2012 and 2011, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $172 million and $152 million as at October 31, 2013 and 2012, respectively. The deferred amount as at October 31, 2013 is expected to be recognized over a weighted-average period of 1.8 years (1.8 years in 2012). Employee compensation expense related to these plans for the years ended October 31, 2013, 2012 and 2011 was $279 million, $280 million and $245 million before tax, respectively ($206 million, $204 million and $176 million after tax, respectively).

166	BMO Financial Group 196th Annual Report 2013

For the remaining obligations related to plans for which we have not entered into agreements with third parties, the fair value of the amount of compensation expense is recognized as an expense and a liability over the period from the grant date to payment date to employees. This liability is re-measured to fair value each reporting period. Amounts related to employees who are eligible to retire are expensed at the time of grant. Mid-term incentive plan units granted under these plans during the years ended October 31, 2013, 2012 and 2011 totalled 981,242, 1,133,980 and 769,933, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2013, 2012 and 2011 was $50 million, $65 million and $46 million, respectively. Payments made under these plans for the years ended October 31, 2013, 2012 and 2011 were $37 million, $44 million and $22 million, respectively. The intrinsic value of the vested plan units recorded in other liabilities in our Consolidated Balance Sheet as at October 31, 2013, 2012 and 2011 was $126 million, $85 million and $71 million, respectively.

Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2013, 2012 and 2011 was $63 million, $48 million and $40 million before tax, respectively ($47 million, $35 million and $29 million after tax, respectively). We economically hedge the impact of the change in the market value of our common shares by entering into total return swaps. Hedging gains recognized for the years ended October 31, 2013, 2012 and 2011 were $32 million, $3 million and $1 million, respectively, resulting in net employee compensation expense of $31 million, $45 million and $39 million before tax, respectively ($23 million, $33 million and $28 million after tax, respectively).

A total of 15,278,975, 14,695,481 and 14,586,051 mid-term incentive plan units were outstanding for the years ended October 31, 2013, 2012 and 2011, respectively.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are either fully vested on the grant date or vest at the end of three years. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive payments are paid upon the participant’s departure from the bank. As a result of changes to the deferred share unit plan terms effective September 30, 2013, the deferred incentive payments can now only be made in cash.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2013, 2012 and 2011 totalled 364,193, 360,596 and 298,256, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2013, 2012 and 2011 was $22 million, $21 million and $18 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $349 million and $262 million as at October 31, 2013 and 2012, respectively. Payments made under these plans for the years ended October 31, 2013, 2012 and 2011 were $16 million, $19 million and $13 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2013, 2012 and 2011 was $85 million, $22 million and $7 million before tax, respectively ($63 million, $16 million and $5 million after tax, respectively). We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2013, 2012 and 2011 of $75 million, $9 million and $(2) million before tax, respectively, were also recognized, resulting in net employee compensation expense of $10 million, $13 million and $9 million before tax, respectively ($7 million, $9 million and $6 million after tax, respectively).

A total of 4,339,207, 4,026,338 and 3,930,175 deferred incentive plan units were outstanding for the years ended October 31, 2013, 2012 and 2011, respectively.

Note 23:	Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.

Pension arrangements include defined benefit pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for meeting our statutory obligations for funding of the pension plans. Some groups of employees are eligible to make voluntary contributions in order to receive enhanced benefits. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus the interest cost on plan liabilities less the expected return on plan assets.

We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Pension and Other Employee Future Benefit Liabilities

We have the following types of benefit liabilities: defined benefit and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.

Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ cash flows.

BMO Financial Group 196th Annual Report 2013	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.

Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.

At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in employee compensation expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.

Plan amendments are changes in our benefit liabilities that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. Long-term returns are then estimated for global equity markets. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on plan assets are included in our actuarial gain or loss balance, as described above.

Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

For pension benefit plans that are in a net benefit asset position, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”).

Funding of Pension and Other Employee Future Benefit Plans

Our defined benefit pension plans in Canada and the United States are funded by us in accordance with statutory requirements and the assets in these plans are used to pay benefits to retirees.

Our supplementary pension plans in Canada are funded, while in the United States the supplementary plan is unfunded.

Our other employee future benefit plans in the United States and Canada are either partially funded or unfunded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2013. The next funding valuation for this plan will be performed as at October 31, 2014. An annual funding valuation is also required for our plan in the United States. The most recent valuation was performed as at January 1, 2013.

Summarized information for the past three years is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2013	2012	2011	2013	2012	2011
Defined benefit liability	6,181	6,012	5,124	1,174	1,175	977
Fair value of plan assets	6,267	5,802	5,338	95	81	72
Surplus (deficit)	86	(210)	214	(1,079)	(1,094)	(905)
(Gain) loss in the benefit liability arising from changes in assumptions	(93)	693	73	(53)	152	(66)
Excess (shortfall) of actual returns over expected returns on plan assets	188	177	(87)	5	4	1

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Asset Allocations

The investment policy for plan assets is to have a diversified mix of quality investments that are expected to provide a superior rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations.

Risk Management

The plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including:

•	Monitoring surplus-at-risk, which measures a plan’s risk in an asset-liability framework.
•	Stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and their impact on the bank.
•	Hedging of currency exposures and interest rate risk within policy limits.
•	Controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality, liquidity, sector guidelines, issuer/counterparty limits, and others.
•	Ongoing monitoring of exposures, performance and risk levels.

168	BMO Financial Group 196th Annual Report 2013

The weighted-average actual and target asset allocations of the plans, based on the fair market values at October 31, are as follows:

	Pension benefit plans				Other employee future benefit plans
	Target 2013	Actual 2013	Actual 2012	Actual 2011	Target 2013	Actual 2013	Actual 2012	Actual 2011
Equities	40%	43%	39%	47%	50%	50%	50%	50%
Fixed income investments	45%	42%	47%	44%	50%	49%	49%	49%
Other	15%	15%	14%	9%	–	1%	1%	1%

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2013	2012	2011	2013	2012	2011
Annual Benefits Expense
Benefits earned by employees	225	186	163	26	18	21
Interest cost on accrued benefit liability	260	266	253	52	54	53
Actuarial loss recognized in expense	17	1	–	–	–	–
Plan amendment costs recognized in expense	–	–	25	(4)	(3)	(3)
Expected return on plan assets (1)	(328)	(313)	(323)	(6)	(5)	(5)
Benefits expense	174	140	118	68	64	66
Canada and Quebec pension plan expense	69	67	64	–	–	–
Defined contribution expense	8	7	7	–	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	251	214	189	68	64	66

(1)	The actual return on plan assets for the pension benefit plans and other employee future benefit plans was $516 million and $11 million in 2013, respectively ($490 million and $9 million in 2012, respectively).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2013	2012	2011	2013		2012		2011
Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	10	10	11	15		14		14
Average period until benefits are vested (in years)	na	na	na	12		11		11
Discount rate at beginning of year	4.2%	5.1%	5.2%	4.4%		5.6%		5.4%
Expected long-term rate of return on plan assets	5.7%	5.9%	6.3%	7.0%		7.0%		7.0%
Rate of compensation increase	2.9%	3.3%	3.2%	3.2%		3.2%		3.0%
Assumed overall health care cost trend rate	na	na	na	5.4%	(1)	5.4%	(1)	5.6%	(2)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2030 and remaining at that level thereafter.
na	– not applicable

BMO Financial Group 196th Annual Report 2013	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2013	2012	2011	2013	2012	2011
Benefit liability
Benefit liability at beginning of year	6,012	5,124	4,839	1,175	977	992
Opening adjustment for acquisitions	–	–	17	–	–	8
Benefits earned by employees	225	186	163	26	18	21
Interest cost on benefit liability	260	266	253	52	54	53
Benefits paid to pensioners and employees	(286)	(264)	(243)	(30)	(29)	(30)
Voluntary employee contributions	11	10	9	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	(93)	693	73	(53)	152	(66)
Plan settlement	–	–	1	–	–	–
Plan amendments	–	–	25	–	–	–
Other, primarily foreign exchange	52	(3)	(13)	4	3	(1)
Benefit liability at end of year	6,181	6,012	5,124	1,174	1,175	977
Wholly or partially funded benefit liability	6,075	5,938	5,066	104	102	102
Unfunded benefit liability	106	74	58	1,070	1,073	875
Total benefit liability	6,181	6,012	5,124	1,174	1,175	977
Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	4.6%	4.2%	5.1%	4.7%	4.4%	5.6%
Rate of compensation increase	2.9%	2.9%	3.3%	2.7%	3.2%	3.2%
Assumed overall health care cost trend rate	na	na	na	5.4% (1)	5.4% (1)	5.5% (1)
Fair value of plan assets
Fair value of plan assets at beginning of year	5,802	5,338	5,185	81	72	67
Expected return on plan assets	328	313	323	6	5	5
Excess (shortfall) of actual returns over expected returns on plan assets	188	177	(87)	5	4	1
Employer contributions	178	223	171	30	29	30
Voluntary employee contributions	11	10	9	–	–	–
Benefits paid to pensioners and employees	(286)	(264)	(239)	(30)	(29)	(30)
Settlement payments	–	–	(3)	–	–	–
Other, primarily foreign exchange	46	5	(21)	3	–	(1)
Fair value of plan assets at end of year	6,267	5,802	5,338	95	81	72
Plan funded status	86	(210)	214	(1,079)	(1,094)	(905)
Unrecognized actuarial loss (a)	385	675	160	25	83	(63)
Unrecognized (benefit) of plan amendments (b)	–	–	–	–	(4)	(7)
Net benefit asset (liability) at end of year	471	465	374	(1,054)	(1,015)	(975)
Recorded in:
Other assets	523	508	411	–	–	–
Other liabilities	(52)	(43)	(37)	(1,054)	(1,015)	(975)
Net benefit asset (liability) at end of year	471	465	374	(1,054)	(1,015)	(975)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

The plans paid $3 million for the year ended October 31, 2013 ($4 million in 2012) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2013 and 2012.

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2013	2012	2011	2013	2012	2011
Unrecognized actuarial (gain) loss at beginning of year	675	160	–	83	(63)	–
(Gain) loss on the benefit liability arising from changes in assumptions	(93)	693	73	(53)	152	(66)
Shortfall (excess) of actual returns over expected returns on plan assets	(188)	(177)	87	(5)	(4)	(1)
Recognition in expense of a portion of the unrecognized actuarial loss	(17)	(1)	–	–	–	–
Impact of foreign exchange and other	8	–	–	–	(2)	4
Unrecognized actuarial (gain) loss at end of year	385	675	160	25	83	(63)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

170	BMO Financial Group 196th Annual Report 2013

(b) A continuity of the unrecognized benefit of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2013	2012	2011	2013	2012	2011
Unrecognized (benefit) of plan amendments at beginning of year	–	–	–	(4)	(7)	(10)
Cost of plan amendments initiated during the year	–	–	25	–	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	–	–	(25)	4	3	3
Impact of foreign exchange and other	–	–	–	–	–	–
Unrecognized (benefit) of plan amendments at end of year	–	–	–	–	(4)	(7)

Sensitivity of Assumptions

Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjacent table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which would amplify or reduce certain sensitivities.

		Pension benefit plans		Other employee future benefit plans
(Canadian $ in millions, except as noted)		Benefit liability	Benefit expense	Benefit liability	Benefit expense
Discount rate (%)		4.6	4.2	4.7	4.4
Impact of:	1% increase ($)	(743)	(39)	(113)	–
	1% decrease ($)	930	105	176	4
Rate of compensation increase (%)		2.9	2.9	2.7	3.2
Impact of:	0.25% increase ($)	43	11	1	–
	0.25% decrease ($)	(42)	(9)	(1)	–
Expected rate of return on assets (%)		na	5.7	na	7.0
Impact of:	1% increase ($)	na	(57)	na	(1)
	1% decrease ($)	na	57	na	1
Assumed overall health care cost trend rate (%)		na	na	5.4 (1)	5.4 (1)
Impact of:	1% increase ($)	na	na	96	7
	1% decrease ($)	na	na	(94)	(7)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2013	2012	2011	2013	2012	2011
Contributions to defined benefit plans	154	198	150	–	–	–
Contributions to defined contribution plans	7	7	7	–	–	–
Benefits paid directly to pensioners	24	25	21	30	29	30
Total	185	230	178	30	29	30

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2014 is approximately $257 million to our pension benefit plans and $41 million to our other employee future benefit plans.

Estimated Future Benefit Payments

Estimated future benefit payments in the next five years and thereafter are as follows:

(Canadian $ in millions)	Pension benefit plans	Other employee future benefit plans
2014	308	41
2015	338	43
2016	341	46
2017	351	48
2018	363	51
2019-2023	2,006	294

Note 24: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gain (loss) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period.

Deferred income tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in

BMO Financial Group 196th Annual Report 2013	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event which is recognized in either other comprehensive income or directly in equity.

Included in deferred income tax assets is $178 million related to Canadian tax loss carryforwards that will expire in 2030 to 2033 and $1,307 million related to U.S. operations that will expire in various amounts in U.S. taxation years from 2028 through 2032. On the evidence available, including management projections of income, management believes that there will be sufficient taxable income generated by our business operations to support these deferred tax assets.

The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the statement of financial position is $205 million. Deferred tax assets have not been recognized in respect of these items because it is not probable that realization of these assets will occur.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related deferred income tax liability.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized is $20 billion as at October 31, 2013 ($18 billion in 2012).

Components of Deferred Income Tax Balances

(Canadian $ in millions)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Total
Deferred Income Tax Assets (1)
As at October 31, 2011	1,809	252	291	(43)	1,122	485	3,916
Benefit (expense) to income statement	(718)	21	18	–	355	(9)	(333)
Benefit to equity	–	–	–	10	–	–	10
Translation and other	6	–	1	(14)	–	1	(6)
As at October 31, 2012	1,097	273	310	(47)	1,477	477	3,587
Benefit (expense) to income statement	(216)	45	30	–	(35)	(14)	(190)
Benefit to equity	–	–	–	16	–	–	16
Translation and other	33	–	4	2	43	1	83
As at October 31, 2013	914	318	344	(29)	1,485	464	3,496

(Canadian $ in millions)		Premises and equipment	Pension benefits	Goodwill and intangible assets	Securities	Other	Total
Deferred Income Tax Liabilities (2)
As at October 31, 2011		(259)	(121)	(267)	(197)	(31)	(875)
Benefit (expense) to income statement		(60)	(3)	36	48	18	39
Translation and other		(1)	–	(1)	1	(15)	(16)
As at October 31, 2012		(320)	(124)	(232)	(148)	(28)	(852)
Acquisitions		–	–	(2)	–	–	(2)
Benefit (expense) to income statement		6	(13)	(35)	113	108	179
Translation and other		(6)	1	(6)	–	(3)	(14)
As at October 31, 2013		(320)	(136)	(275)	(35)	77	(689)
(1)	Deferred tax assets of $2,914 million and $2,906 million as at October 31, 2013 and 2012, respectively, are presented on the balance sheet net by legal jurisdiction.
(2)	Deferred tax liabilities of $107 million and $171 million as at October 31, 2013 and 2012, respectively, are presented on the balance sheet net by legal jurisdiction.

172	BMO Financial Group 196th Annual Report 2013

Provision for Income Taxes (Canadian $ in millions)	2013	2012	2011
Consolidated Statement of Income
Current
Provision for income taxes for the current period	1,147	756	1,034
Adjustments in respect of current tax for prior periods	(29)	(112)	(39)
Deferred
Origination and reversal of temporary differences	12	301	(121)
Effect of changes in tax rates	(1)	(7)	2
	1,129	938	876
Shareholders' Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(31)	(26)	(40)
Gains (losses) on cash flow hedges	(57)	(48)	128
Hedging of unrealized (gains) losses on translation of net foreign operations	(146)	(13)	26
Total	895	851	990
Components of Total Provision for Income Taxes (Canadian $ in millions)	2013	2012	2011
Canada: Current income taxes
Federal	484	316	608
Provincial	319	201	333
	803	517	941
Canada: Deferred income taxes
Federal	(137)	30	(29)
Provincial	(96)	17	(14)
	(233)	47	(43)
Total Canadian	570	564	898
Foreign: Current income taxes	96	50	140
Deferred income taxes	229	237	(48)
Total foreign	325	287	92
Total	895	851	990

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)	2013			2012			2011
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,420	26.4%	(1)	1,364	26.6%	(1)	1,125	28.2%	(1)
Increase (decrease) resulting from:
Tax-exempt income from securities	(250)	(4.7)		(188)	(3.7)		(161)	(4.0)
Foreign operations subject to different tax rates	(8)	(0.2)		(30)	(0.6)		(80)	(2.0)
Change in tax rate for deferred income taxes	(1)	–		(7)	(0.1)		2	0.1
Run-off of structured credit activities	(6)	(0.1)		(67)	(1.3)		14	0.3
Adjustments in respect of current tax for prior periods	(29)	(0.5)		(112)	(2.2)		(39)	(1.0)
Other	3	0.1		(22)	(0.4)		15	0.4
Provision for income taxes and effective tax rate	1,129	21.0%		938	18.3%		876	22.0%
(1)	The combined statutory tax rate changed during the year as a result of legislation that became substantively enacted with respect to the year.

BMO Financial Group 196th Annual Report 2013	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25: Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings per Share
(Canadian $ in millions, except as noted)	2013	2012	2011
Net income attributable to bank shareholders	4,183	4,115	3,041
Dividends on preferred shares	(120)	(136)	(146)
Net income available to common shareholders	4,063	3,979	2,895
Average number of common shares outstanding (in thousands)	648,476	644,407	591,403
Basic earnings per share (Canadian $)	6.27	6.18	4.90

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that would have had the impact of reducing our earnings per share had been converted, either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by the aggregate amount of dividends paid on convertible preferred shares and interest on capital trust securities, as these distributions would not have been paid if the instruments had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year or on the date of issue, if later.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted Earnings per Share
(Canadian $ in millions, except as noted)	2013	2012	2011
Net income available to common shareholders adjusted for dilution effect	4,063	3,989	2,935
Average number of common shares outstanding (in thousands)	648,476	644,407	591,403
Convertible shares	–	3,040	13,536
Stock options potentially exercisable (1)	10,656	6,353	7,928
Common shares potentially repurchased	(9,326)	(5,185)	(5,799)
Average diluted number of common shares outstanding (in thousands)	649,806	648,615	607,068
Diluted earnings per share (Canadian $)	6.26	6.15	4.84
(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 2,677,737, 6,226,858 and 4,549,499 with weighted-average exercise prices of $201.93, $132.63 and $100.73 for the years ended October 31, 2013, 2012 and 2011, respectively, as the average share price for the period did not exceed the exercise price.

Note 26: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) serves personal and commercial banking customers through an integrated national network of BMO Bank of Montreal branches, automated banking machines (“ABMs”), telephone, mobile and online banking, along with the expertise of our mortgage specialists and financial planners. Personal banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. Commercial banking provides our small business, medium-sized enterprise and mid-market banking customers with a broad suite of integrated commercial and capital markets products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services to individuals and small and mid-sized business customers. Our retail and small and mid-sized business banking customers are served through our network of BMO Harris Bank branches, call centre, online and mobile banking platforms, and ABMs across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. Wealth Management (“WM”) operates in both Canada and the United States, as well as in select global markets including Asia and Europe.

174	BMO Financial Group 196th Annual Report 2013

BMO Capital Markets

BMO Capital Markets (“BMO CM”) provides capital-raising, strategic advisory and risk management, and integrated sales, trading and research services to corporate, institutional, and government clients in Canada, the United States and select international locations.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (“T&O”).

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, the recovery of credit losses on the M&I purchased credit impaired loan portfolio, credit-related items on the M&I purchased performing loan portfolio, run-off structured credit activities, M&I integration costs, adjustments to the collective allowance for credit losses and restructuring costs.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Effective 2013, we changed the way we evaluate our operating groups to reflect the provision for credit losses on an actual loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, provisions for credit losses were allocated to each group based on an expected losses basis for that group, with the difference between expected losses and actual losses reported in Corporate Services. Prior year results have been restated to reflect this change.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Effective 2013, we refined our methodology for the allocation of revenue in Corporate Services by geographic region. As a consequence, we have reallocated certain revenues reported in prior years from Canada to the United States.

BMO Financial Group 196th Annual Report 2013	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2013 (2)
Net interest income	4,429	2,378	564	1,238	(64)	8,545	5,247	3,222	76
Non-interest revenue	1,912	559	2,890	2,190	167	7,718	5,233	2,093	392
Total Revenue	6,341	2,937	3,454	3,428	103	16,263	10,480	5,315	468
Provision for credit losses	574	223	3	(36)	(175)	589	656	(65)	(2)
Amortization	164	172	81	45	250	712	425	274	13
Non-interest expense	3,086	1,668	2,259	2,004	568	9,585	5,784	3,527	274
Income before taxes and non-controlling interest in subsidiaries	2,517	874	1,111	1,415	(540)	5,377	3,615	1,579	183
Provision for income taxes	663	278	277	321	(410)	1,129	690	443	(4)
Reported net income	1,854	596	834	1,094	(130)	4,248	2,925	1,136	187
Non-controlling interest in subsidiaries	–	–	–	–	65	65	54	11	–
Net Income attributable to bank shareholders	1,854	596	834	1,094	(195)	4,183	2,871	1,125	187
Average Assets	177,749	64,277	22,143	247,578	43,935	555,682	345,737	189,693	20,252
Goodwill (As at)	142	2,703	849	199	–	3,893	466	3,312	115

2012 (2) (3)
Net interest income	4,365	2,456	561	1,191	235	8,808	5,259	3,495	54
Non-interest revenue	1,847	568	2,344	2,085	478	7,322	4,909	1,961	452
Total Revenue	6,212	3,024	2,905	3,276	713	16,130	10,168	5,456	506
Provision for credit losses	615	274	22	6	(152)	765	634	134	(3)
Amortization	153	191	67	39	253	703	403	292	8
Non-interest expense	3,030	1,710	2,152	1,917	726	9,535	5,690	3,617	228
Income before taxes and non-controlling interest in subsidiaries	2,414	849	664	1,314	(114)	5,127	3,441	1,413	273
Provision for income taxes	639	269	140	293	(403)	938	578	367	(7)
Reported net income	1,775	580	524	1,021	289	4,189	2,863	1,046	280
Non-controlling interest in subsidiaries	–	–	1	–	73	74	55	19	–
Net Income attributable to bank shareholders	1,775	580	523	1,021	216	4,115	2,808	1,027	280
Average Assets	162,019	61,534	20,354	251,562	48,795	544,264	332,882	190,801	20,581
Goodwill (As at)	122	2,593	808	194	–	3,717	447	3,177	93

2011 (2) (3)
Net interest income	4,381	1,653	462	1,229	(251)	7,474	5,304	2,120	50
Non-interest revenue	1,807	348	2,130	2,086	98	6,469	4,779	1,445	245
Total Revenue	6,188	2,001	2,592	3,315	(153)	13,943	10,083	3,565	295
Provision for credit losses	664	359	10	32	147	1,212	669	534	9
Amortization	143	113	43	28	211	538	364	169	5
Non-interest expense	2,990	1,119	1,913	1,868	313	8,203	5,469	2,531	203
Income before taxes and non-controlling interest in subsidiaries	2,391	410	626	1,387	(824)	3,990	3,581	331	78
Provision for income taxes	676	151	146	412	(509)	876	810	64	2
Reported net income	1,715	259	480	975	(315)	3,114	2,771	267	76
Non-controlling interest in subsidiaries	–	–	–	–	73	73	54	19	–
Net Income attributable to bank shareholders	1,715	259	480	975	(388)	3,041	2,717	248	76
Average Assets	153,782	40,166	17,483	216,306	42,197	469,934	302,745	145,630	21,559
Goodwill (As at)	122	2,545	791	191	–	3,649	448	3,108	93
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
(3)	Comparative periods have been reclassified to conform with the current year’s presentation.

176	BMO Financial Group 196th Annual Report 2013

Note 27: Related Party Transactions

Related parties include subsidiaries, associates, joint ventures, key management personnel and employee future benefit plans. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and nine most senior executives in 2013 (nine in 2012).

Key Management Personnel Compensation

The following table presents the compensation of key management personnel.

(Canadian $ in millions)	2013	2012
Base salary and incentives	15	14
Share-based payments (1)	22	23
Total key management personnel compensation	37	37

Excluded from the table above are post-employment benefits of $2 million in 2013 and 2012. Termination benefits and other long-term benefits were $nil in 2013 and 2012.

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.

We provide certain banking services and loans to our key management personnel at market terms and conditions. Loans to key management personnel totalled $3 million and $2 million as at October 31, 2013 and 2012, respectively. Interest on these loans was less than $1 million in the years ended October 31, 2013 and 2012. None of the loans or mortgages to key management personnel are at preferred rates.

Deferred Share Units

Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than eight times their annual retainers as directors. Directors receive a specified amount of their annual retainer fee in either common shares or deferred share units. They may elect to take all or part of the remainder of the retainer fee in cash, or in additional common shares or deferred share units.

Deferred share units granted under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $37 million and $31 million as at October 31, 2013 and 2012, respectively.

Members of the Board of Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms that we offer to our customers for these services.

Our common share investment in a joint venture of which we own 50% totalled $125 million as at October 31, 2013 ($442 million in 2012).

Our investments in associates over which we exert significant influence totalled $225 million as at October 31, 2013 ($291 million in 2012).

Employees

A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Provisions and Contingent Liabilities

(a) Provisions

Provisions are recognized when we have an obligation as a result of past events, such as contractual commitments, legal or other obligations. We recognized as a provision the best estimate of the amount required to settle the obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations.

Contingent liabilities are potential obligations that may arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within our control. Contingent liabilities are disclosed in our consolidated financial statements.

Changes in the provision balance during the year are as follows:

(Canadian $ in millions)	2013	2012
Balance at beginning of year	237	142
Additional provisions/increase in provisions	138	263
Provisions utilized	(150)	(136)
Amounts reversed	(15)	(32)
Exchange differences and other movements	(1)	–
Balance at end of year	209	237

(b) Legal Proceedings

BMO Nesbitt Burns Inc., an indirect subsidiary of the bank, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defenses to the remaining claims and will vigorously defend them.

The bank and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of business. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

BMO Financial Group 196th Annual Report 2013	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c) Collateral

When entering into trading activities such as purchases under resale agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparties to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $38,606 million as at October 31, 2013 ($31,972 million in 2012).

The fair value of collateral that we have sold or repledged was $24,795 million as at October 31, 2013 ($26,228 million in 2012).

Collateral transactions (received or pledged) are typically conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalents must be returned to or returned by the counterparty at the end of the contract.

(d) Pledged Assets

In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2013	2012
Cash and Securities
Issued or guaranteed by Canada	8,917	8,813
Issued or guaranteed by a Canadian province, municipality or school corporation	4,749	4,000
Other	28,421	30,512
Mortgages, securities borrowed or purchased under resale agreements and other	54,630	64,264
Total assets pledged (1) (2)	96,717	107,589

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2013	2012
Assets pledged to:
Clearing systems, payment systems and depositories	1,449	1,150
Bank of Canada	2,303	2,415
Foreign governments and central banks	2	2
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	17,121	28,155
Securities borrowing and lending	23,819	19,215
Derivatives transactions	9,676	9,089
Securitization	26,435	28,676
Covered bonds	7,604	11,302
Other	8,308	7,585
Total assets pledged (1) (2)	96,717	107,589

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Excludes collateral received that has been sold or repledged as disclosed in the collateral section of this note.

(1)	Excludes rehypothecated assets of $4,500 million ($7,370 million in 2012) pledged in relation to securities borrowing transactions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

(e) Other Commitments

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. In connection with these activities, our related commitments were $4,280 million as at October 31, 2013 ($3,280 million in 2012).

Note 29: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values in this note are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange our financial instruments with willing third parties who were interested in acquiring the instruments. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Financial Instruments Whose Book Value Approximates Fair Value

Fair value is assumed to equal book value for acceptance-related assets and liabilities, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market are modelled using implied yields derived from the prices of actively traded similar government securities and observable spreads. Market inputs to the model include coupon, maturity and duration.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of mortgage-backed securities and collateralized mortgage obligations is determined by obtaining independent prices from third-party vendors, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices to similar instruments. Mortgage-backed security and collateralized mortgage obligation valuation assumptions include the discount rates, expected prepayments, credit spreads and recoveries.

Corporate Debt Securities

The fair value of corporate debt securities is determined using the most recently executed transaction prices. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads observed through independent dealers, brokers and multi-contributor pricing sources.

Corporate Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis and multiples of earnings.

178	BMO Financial Group 196th Annual Report 2013

Privately Issued Securities

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers.

Prices from brokers and multi-contributor pricing sources are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by independently obtaining multiple quotes of external market prices and input values. We review the approach taken by third-party vendors to ensure that the vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using this approach is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

Derivative Instruments

A number of well-established valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.

We calculate a credit valuation adjustment (“CVA”) to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting arrangements and settlements through clearing houses.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value, based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

A portion of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally vetted valuation models and incorporates observable market prices for identical or comparable securities, and other inputs such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine the fair value by assessing other relevant sources of information such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.

Securities Borrowed or Purchased Under

Resale Agreements and Securities Lent

or Sold Under Repurchase Agreements

The fair value of these agreements is determined using a standard discounted cash flow model. Inputs to the model include contractual cash flows and collateral funding spreads.

Securitization Liabilities

The determination of the fair value of securitization liabilities, recorded in other liabilities, is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs and assumptions such as discounted cash flows.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Certain assets and liabilities, including goodwill, intangible assets and total equity, are not considered financial instruments and are therefore not fair valued in the following table.

BMO Financial Group 196th Annual Report 2013	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)			2013			2012
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	26,083	26,083	–	19,941	19,941	–
Interest bearing deposits with banks	6,518	6,518	–	6,341	6,341	–
Securities	134,981	135,204	223	128,324	128,492	168
Securities borrowed or purchased under resale agreements	39,799	39,799	–	47,011	47,011	–
Loans
Residential mortgages	99,328	98,910	(418)	87,870	88,417	547
Consumer instalment and other personal	63,640	62,770	(870)	61,436	61,014	(422)
Credit cards	7,870	7,619	(251)	7,814	7,573	(241)
Businesses and governments	101,450	100,176	(1,274)	90,402	89,076	(1,326)
	272,288	269,475	(2,813)	247,522	246,080	(1,442)
Customers’ liability under acceptances	8,472	8,437	(35)	8,019	7,966	(53)
Allowance for credit losses (1)	(1,665)	–	1,665	(1,706)	–	1,706
Total loans and customers’ liability under acceptances, net of allowance for credit losses	279,095	277,912	(1,183)	253,835	254,046	211
Derivative instruments	30,259	30,259	–	48,071	48,071	–
Premises and equipment	2,191	2,191	–	2,120	2,120	–
Goodwill	3,893	3,893	–	3,717	3,717	–
Intangible assets	1,530	1,530	–	1,552	1,552	–
Current tax assets	1,065	1,065	–	1,293	1,293	–
Deferred tax assets	2,914	2,914	–	2,906	2,906	–
Other assets	8,971	8,971	–	10,338	10,338	–
	537,299	536,339	(960)	525,449	525,828	379
Liabilities
Deposits	366,821	366,973	152	323,702	323,949	247
Derivative instruments	31,974	31,974	–	48,736	48,736	–
Acceptances	8,472	8,472	–	8,019	8,019	–
Securities sold but not yet purchased	22,446	22,446	–	23,439	23,439	–
Securities lent or sold under repurchase agreements	28,884	28,884	–	39,737	39,737	–
Current tax liabilities	443	443	–	404	404	–
Deferred tax liabilities	107	107	–	171	171	–
Other liabilities	42,212	42,490	278	46,596	47,111	515
Subordinated debt	3,996	4,217	221	4,093	4,297	204
Capital trust securities	463	616	153	462	636	174
Shareholders’ equity	31,481	31,481	–	30,090	30,090	–
	537,299	538,103	804	525,449	526,589	1,140
Total fair value adjustment			(1,764)			(761)
(1)	The allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

180	BMO Financial Group 196th Annual Report 2013

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	2013			2012
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,913	911	–	9,675	1,232	–
Canadian provincial and municipal governments	1,988	3,723	–	2,615	2,827	73
U.S. federal government	5,903	–	–	7,052	–	–
U.S. states, municipalities and agencies	–	681	78	204	165	78
Other governments	132	4	–	521	–	–
Mortgage-backed securities and collateralized mortgage obligations	165	487	–	361	777	372
Corporate debt	2,800	7,465	822	3,871	9,117	1,331
Corporate equity	28,073	12,014	–	19,822	10,016	–
	48,974	25,285	900	44,121	24,134	1,854
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	13,111	4	–	17,277	–	–
Canadian provincial and municipal governments	1,941	1,757	–	2,080	600	–
U.S. federal government	4,660	–	–	10,099	–	–
U.S. states, municipalities and agencies	3	5,388	1	85	4,368	9
Other governments	3,992	2,171	–	5,388	1,208	–
Mortgage-backed securities and collateralized mortgage obligations	1,901	6,904	–	3,140	3,068	–
Corporate debt	5,340	4,306	30	5,214	2,619	42
Corporate equity	460	149	949	106	137	942
	31,408	20,679	980	43,389	12,000	993
Other Securities	–	–	488	128	–	526
Fair Value Liabilities
Securities sold but not yet purchased	20,024	2,422	–	22,729	710	–
Structured note liabilities and other note liabilities	–	6,439	–	–	5,896	–
Annuity liabilities	–	329	–	–	317	–
	20,024	9,190	–	22,729	6,923	–
Derivative Assets
Interest rate contracts	7	22,215	–	7	38,180	3
Foreign exchange contracts	9	6,663	–	35	8,010	–
Commodity contracts	673	66	–	1,132	100	–
Equity contracts	16	520	–	20	342	5
Credit default swaps	–	62	28	–	200	37
	705	29,526	28	1,194	46,832	45
Derivative Liabilities
Interest rate contracts	8	21,516	–	7	37,037	20
Foreign exchange contracts	5	6,443	–	9	7,496	2
Commodity contracts	695	138	–	1,463	278	–
Equity contracts	70	2,997	–	78	2,146	44
Credit default swaps	–	83	19	–	154	2
	778	31,177	19	1,557	47,111	68

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows, with observable market data for inputs such as yields and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes.

The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

Sensitivity analysis at October 31, 2013 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

We have no mortgage-backed securities or collateralized mortgage obligations within Level 3 trading securities at October 31, 2013. The fair value of these securities is determined by using benchmarking to similar

BMO Financial Group 196th Annual Report 2013	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

instruments and by obtaining independent prices from third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities.

Within Level 3 trading securities is corporate debt of $800 million related to securities which are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for these structured products is performed on an aggregate basis and is described in the discussion of derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $557 million related to U.S. Federal Reserve Banks and U.S. Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $392 million related to private equity investments. The valuation of these investments requires management judgment due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data, including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not involve models, a sensitivity analysis for the category is not performed.

Within derivative assets and derivative liabilities as at October 31, 2013 was $28 million and $19 million related to the mark-to-market of credit default swaps, on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the models are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(1) million and $1 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the years ended October 31, 2013 and 2012.

During the year ended October 31, 2013, $28 million of trading Canadian provincial and municipal securities, $29 million of available-for-sale corporate debt securities, and $4 million of available-for-sale corporate equity securities were transferred from Level 3 to Level 2 as observable inputs became available. In addition, $17 million of trading mortgage-backed securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the year.

During the year ended October 31, 2013, derivative liabilities of $62 million were transferred from Level 3 to Level 2, as market information became available for certain over-the-counter equity contracts.

During the year ended October 31, 2012, $24 million of available-for-sale corporate debt securities, $12 million of trading corporate debt securities and $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2, as values for these securities are now obtained through a third-party vendor and are based on market prices. In addition, $105 million of trading mortgage-backed securities and $18 million of trading corporate debt securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the year.

During the year ended October 31, 2012, derivative liabilities of $9 million were transferred from Level 3 to Level 2, as market information became available for certain over-the-counter equity contracts.

182	BMO Financial Group 196th Annual Report 2013

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the year ended October 31, 2013, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2013 (Canadian $ in millions)	Balance, October 31, 2012	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2013	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal governments	73	1	–	–	(46)	–	–	(28)	–	–
U.S. states, municipalities and agencies	78	–	–	–	–	–	–	–	78	–
Mortgage-backed securities and collateralized mortgage obligations	372	28	–	–	(378)	(39)	17	–	–	–
Corporate debt	1,331	42	–	3	(227)	(327)	–	–	822	39
Total trading securities	1,854	71	–	3	(651)	(366)	17	(28)	900	39
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	9	–	–	–	(8)	–	–	–	1	–
Corporate debt	42	–	2	27	(10)	(2)	–	(29)	30	1
Corporate equity	942	(19)	46	119	(135)	–	–	(4)	949	44
Total available-for-sale securities	993	(19)	48	146	(153)	(2)	–	(33)	980	45
Other Securities	526	14	–	86	(138)	–	–	–	488	9
Derivative Assets
Interest rate contracts	3	(3)	–	–	–	–	–	–	–	(3)
Equity contracts	5	–	–	–	(1)	–	–	(4)	–	–
Credit default swaps	37	(9)	–	–	–	–	–	–	28	(9)
Total derivative assets	45	(12)	–	–	(1)	–	–	(4)	28	(12)
Derivative Liabilities
Interest rate contracts	20	(20)	–	–	–	–	–	–	–	20
Equity contracts	44	15	–	–	(3)	–	6	(62)	–	–
Foreign exchange contracts	2	–	–	–	–	–	–	(2)	–	–
Credit default swaps	2	17	–	–	–	–	–	–	19	(17)
Total derivative liabilities	68	12	–	–	(3)	–	6	(64)	19	3

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities held on October 31, 2013 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities held on October 31, 2013 are included in Accumulated Other Comprehensive Income.

BMO Financial Group 196th Annual Report 2013	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation of all changes in Level 3 financial instruments during the year ended October 31, 2012, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2012 (Canadian $ in millions)	Balance, October 31, 2011	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2012	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal governments	–	5	–	68	–	–	–	–	73	5
U.S. states, municipalities and agencies	–	3	–	75	–	–	–	–	78	3
Mortgage-backed securities and collateralized mortgage obligations	494	12	–	–	(167)	(58)	105	(14)	372	11
Corporate debt	1,485	35	–	20	(214)	(1)	18	(12)	1,331	38
Total trading securities	1,979	55	–	163	(381)	(59)	123	(26)	1,854	57
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	25	–	(1)	–	–	(16)	1	–	9	(3)
Mortgage-backed securities and collateralized mortgage obligations	–	–	–	–	–	–	–	–	–	–
Corporate debt	62	–	5	25	(8)	(18)	–	(24)	42	6
Corporate equity	1,011	(3)	15	148	(217)	(12)	–	–	942	15
Total available-for-sale securities	1,098	(3)	19	173	(225)	(46)	1	(24)	993	18
Other Securities	493	10	–	102	(79)	–	–	–	526	10
Derivative Assets
Interest rate contracts	167	(6)	–	–	–	(158)	–	–	3	(6)
Equity contracts	6	(1)	–	1	–	(1)	–	–	5	(1)
Credit default swaps	67	(35)	–	5	–	–	–	–	37	(35)
Total derivative assets	240	(42)	–	6	–	(159)	–	–	45	(42)
Derivative Liabilities
Interest rate contracts	38	(23)	–	5	–	–	–	–	20	23
Equity contracts	65	27	–	1	(35)	(5)	–	(9)	44	(7)
Foreign exchange contracts	–	2	–	–	–	–	–	–	2	(2)
Credit default swaps	2	–	–	–	–	–	–	–	2	–
Total derivative liabilities	105	6	–	6	(35)	(5)	–	(9)	68	14

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities held on October 31, 2012 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities held on October 31, 2012 are included in Accumulated Other Comprehensive Income.

184	BMO Financial Group 196th Annual Report 2013

Note 30:	Contractual Maturities of Assets and Liabilities and Off-Balance
Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk section on page 92 to 94 of our 2013 Annual Report.

(Canadian $ in millions)										2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	25,317	–	–	–	–	–	–	–	766	26,083
Interest bearing deposits with banks	4,592	1,295	471	84	76	–	–	–	–	6,518
Securities
Trading securities	1,209	1,284	480	1,521	442	4,781	10,593	14,762	40,087	75,159
Available-for-sale securities	1,385	3,628	1,439	2,076	2,820	6,729	22,170	11,262	1,558	53,067
Held-to-maturity securities	–	–	–	–	–	562	4,864	606	–	6,032
Other securities	–	–	18	–	–	3	34	17	651	723
Total securities	2,594	4,912	1,937	3,597	3,262	12,075	37,661	26,647	42,296	134,981
Securities borrowed or purchased under resale agreements	26,421	9,627	2,949	597	205	–	–	–	–	39,799
Loans
Residential mortgages	1,026	1,362	2,866	4,769	4,082	17,922	58,035	9,266	–	99,328
Consumer instalment and other personal	323	294	643	890	834	4,730	23,285	9,636	23,005	63,640
Credit cards	–	–	–	–	–	–	–	–	7,870	7,870
Businesses and governments	5,824	8,264	4,940	3,834	8,684	9,215	29,170	4,977	26,542	101,450
Customers’ liability under acceptances	4,883	3,037	552	–	–	–	–	–	–	8,472
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,665)	(1,665)
Total loans and acceptances, net of allowance	12,056	12,957	9,001	9,493	13,600	31,867	110,490	23,879	55,752	279,095
Other Assets
Derivative instruments
Interest rate contracts	39	98	193	319	260	2,423	8,598	10,292	–	22,222
Foreign exchange contracts	685	665	605	244	149	1,608	1,515	1,201	–	6,672
Commodity contracts	50	79	119	96	75	179	99	42	–	739
Equity contracts	100	82	50	61	69	66	106	2	–	536
Credit contracts	–	1	2	4	2	5	56	20	–	90
Total derivative assets	874	925	969	724	555	4,281	10,374	11,557	–	30,259
Premises and equipment	–	–	–	–	–	–	–	–	2,191	2,191
Goodwill	–	–	–	–	–	–	–	–	3,893	3,893
Intangible assets	–	–	–	–	–	–	–	–	1,530	1,530
Current tax assets	–	–	–	–	–	–	–	–	1,065	1,065
Deferred tax assets	–	–	–	–	–	–	–	–	2,914	2,914
Other	2,202	148	137	–	–	–	14	3,624	2,846	8,971
Total other assets	3,076	1,073	1,106	724	555	4,281	10,388	15,181	14,439	50,823
Total Assets	74,056	29,864	15,464	14,495	17,698	48,223	158,539	65,707	113,253	537,299

BMO Financial Group 196th Annual Report 2013	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)										2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,241	3,733	140	231	563	–	–	–	5,683	20,591
Businesses and governments	26,265	29,217	10,490	6,149	5,547	13,970	30,597	6,959	91,604	220,798
Individuals	2,253	3,761	5,203	4,618	5,513	7,228	11,450	1,526	83,880	125,432
Total deposits	38,759	36,711	15,833	10,998	11,623	21,198	42,047	8,485	181,167	366,821
Other Liabilities
Derivative instruments
Interest rate contracts	56	112	246	365	314	2,370	8,174	9,887	–	21,524
Foreign exchange contracts	472	931	658	251	156	1,462	1,619	899	–	6,448
Commodity contracts	56	91	98	92	93	241	124	38	–	833
Equity contracts	119	173	241	91	143	841	851	608	–	3,067
Credit contracts	–	1	1	2	5	14	60	19	–	102
Total derivative liabilities	703	1,308	1,244	801	711	4,928	10,828	11,451	–	31,974
Acceptances	4,883	3,037	552	–	–	–	–	–	–	8,472
Securities sold but not yet purchased	22,446	–	–	–	–	–	–	–	–	22,446
Securities lent or sold under repurchase agreements	24,483	2,953	1,448	–	–	–	–	–	–	28,884
Current tax liabilities	–	–	–	–	–	–	–	–	443	443
Deferred tax liabilities	–	–	–	–	–	–	–	–	107	107
Securitization and SPE liabilities	1,222	1,481	998	–	318	3,295	10,395	4,653	–	22,362
Other	7,130	140	18	6	26	427	3,205	1,946	6,952	19,850
Total other liabilities	60,867	8,919	4,260	807	1,055	8,650	24,428	18,050	7,502	134,538
Subordinated debt	–	–	–	–	–	–	100	3,896	–	3,996
Capital trust securities	–	–	–	–	–	–	–	463	–	463
Total Equity	–	–	–	–	–	–	–	–	31,481	31,481
Total Liabilities and Equity	99,626	45,630	20,093	11,805	12,678	29,848	66,575	30,894	220,150	537,299
(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (2)	1,169	907	3,246	3,935	3,850	13,381	42,477	2,570	–	71,535
Operating leases	25	46	69	69	69	262	618	640	–	1,798
Financial guarantee contracts (2)	4,778	–	–	–	–	–	–	–	–	4,778
Purchase obligations	71	141	211	216	207	729	1,115	275	–	2,965
(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

186	BMO Financial Group 196th Annual Report 2013

(Canadian $ in millions)										2012
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	19,162	–	–	–	–	–	–	–	779	19,941
Interest bearing deposits with banks	5,146	902	293	–	–	–	–	–	–	6,341
Securities
Trading securities	1,122	2,550	1,995	837	2,138	5,103	10,647	15,879	29,838	70,109
Available-for-sale securities	1,555	2,200	2,851	5,782	1,600	12,790	19,718	8,701	1,185	56,382
Held-to-maturity securities	–	–	–	–	–	–	376	499	–	875
Other securities	–	45	–	–	–	22	56	17	818	958
Total securities	2,677	4,795	4,846	6,619	3,738	17,915	30,797	25,096	31,841	128,324
Securities borrowed or purchased under resale agreements	41,229	2,878	2,282	622	–	–	–	–	–	47,011
Loans
Residential mortgages	843	863	1,617	2,135	2,081	15,966	56,143	8,222	–	87,870
Consumer instalment and other personal	419	160	287	464	2,079	3,377	23,936	7,775	22,939	61,436
Credit cards	–	–	–	–	–	–	–	–	7,814	7,814
Businesses and governments	4,344	5,234	3,973	2,656	10,541	8,679	21,740	4,593	28,642	90,402
Customers’ liability under acceptances	5,227	2,792	–	–	–	–	–	–	–	8,019
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,706)	(1,706)
Total loans and acceptances, net of allowance	10,833	9,049	5,877	5,255	14,701	28,022	101,819	20,590	57,689	253,835
Other Assets
Derivative instruments
Interest rate contracts	178	338	354	582	527	2,152	12,929	21,130	–	38,190
Foreign exchange contracts	1,730	912	435	305	138	635	2,417	1,473	–	8,045
Commodity contracts	469	91	91	66	187	163	135	30	–	1,232
Equity contracts	70	70	17	44	11	36	119	–	–	367
Credit contracts	1	2	3	4	4	24	157	42	–	237
Total derivative assets	2,448	1,413	900	1,001	867	3,010	15,757	22,675	–	48,071
Premises and equipment	–	–	–	–	–	–	–	–	2,120	2,120
Goodwill	–	–	–	–	–	–	–	–	3,717	3,717
Intangible assets	–	–	–	–	–	–	–	–	1,552	1,552
Current tax assets	–	–	–	–	–	–	–	–	1,293	1,293
Deferred tax assets	–	–	–	–	–	–	–	–	2,906	2,906
Other	2,045	155	34	–	–	180	58	3,191	4,675	10,338
Total other assets	4,493	1,568	934	1,001	867	3,190	15,815	25,866	16,263	69,997
Total Assets	83,540	19,192	14,232	13,497	19,306	49,127	148,431	71,552	106,572	525,449

BMO Financial Group 196th Annual Report 2013	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)										2012
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,935	1,655	62	29	14	13	14	–	5,380	18,102
Businesses and governments	21,736	24,843	9,666	5,920	9,477	5,517	23,251	3,316	82,844	186,570
Individuals	4,977	5,043	5,835	6,369	5,501	6,580	7,725	297	76,703	119,030
Total deposits	37,648	31,541	15,563	12,318	14,992	12,110	30,990	3,613	164,927	323,702
Other Liabilities
Derivative instruments
Interest rate contracts	38	268	441	652	530	2,418	12,861	19,856	–	37,064
Foreign exchange contracts	1,003	1,026	546	362	211	802	2,351	1,206	–	7,507
Commodity contracts	391	180	194	182	281	306	160	47	–	1,741
Equity contracts	244	256	60	72	88	98	722	728	–	2,268
Credit contracts	50	2	4	3	2	18	71	6	–	156
Total derivative liabilities	1,726	1,732	1,245	1,271	1,112	3,642	16,165	21,843	–	48,736
Acceptances	5,227	2,792	–	–	–	–	–	–	–	8,019
Securities sold but not yet purchased	23,439	–	–	–	–	–	–	–	–	23,439
Securities lent or sold under repurchase agreements	38,218	1,519	–	–	–	–	–	–	–	39,737
Current tax liabilities	–	–	–	–	–	–	–	–	404	404
Deferred tax liabilities	–	–	–	–	–	–	–	–	171	171
Securitization and SPE liabilities	1,053	1,287	11	1,712	3,424	3,925	10,042	4,028	–	25,482
Other	8,124	99	28	11	200	23	2,197	3,279	7,153	21,114
Total other liabilities	77,787	7,429	1,284	2,994	4,736	7,590	28,404	29,150	7,728	167,102
Subordinated debt	–	–	–	–	–	–	100	3,993	–	4,093
Capital trust securities	–	–	–	–	–	–	–	462	–	462
Total Equity	–	–	–	–	–	–	–	–	30,090	30,090
Total Liabilities and Equity	115,435	38,970	16,847	15,312	19,728	19,700	59,494	37,218	202,745	525,449
(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2012
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (2)	770	1,076	1,910	1,939	9,734	9,418	33,240	1,898	–	59,985
Operating leases	25	48	69	67	68	262	563	700	–	1,802
Financial guarantee contracts (2)	4,343	–	–	–	–	–	–	–	–	4,343
Purchase obligations	59	118	177	101	63	264	539	207	–	1,528
(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

188	BMO Financial Group 196th Annual Report 2013

Principal Subsidiaries

Entities in which the bank owns more than 50% of the issued and outstanding voting shares	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	171
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	272
Bank of Montreal Finance Ltd.	Toronto, Canada	30
Bank of Montreal Holding Inc.	Calgary, Canada	23,296
BMO Nesbitt Burns Holding Corporation	Toronto, Canada
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Finance Company II	Luxembourg, Luxembourg
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
BMO Reinsurance Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Service Inc.	Toronto, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	695
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,371
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	2
BMO Finance Company I	Schuttrange, Luxembourg	624
BMO Financial Corp.	Chicago, United States	14,047
BMO Asset Management Corp. and subsidiaries	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Delaware Trust Company	Greenville, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
BMO Harris Central National Association	Roselle, United States
BMO Harris Financial Advisors, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Investment Financing, Inc.	Wilmington, United States
BMO Investment Partners Management, LLC and subsidiaries	Milwaukee, United States
BMO Private Equity (U.S.), Inc. and subsidiaries	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris Trade Services Limited	Hong Kong, China
M&I Distributors, LLC	Milwaukee, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
BMO GP Inc.	Toronto, Canada	1
BMO Ireland Finance Company	Dublin, Ireland	16
BMO Life Insurance Company	Toronto, Canada	734
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	–
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	918
BMO (US) Lending, LLC	Chicago, United States	339
LGM (Bermuda) Limited	Hamilton, Bermuda	106
Lloyd George Investment Management (Bermuda) Limited and subsidiary	Hamilton, Bermuda
Lloyd George Investment Management (Hong Kong) Limited	Hong Kong, China
Lloyd George Management (Europe) Limited	London, England
Lloyd George Management (Singapore) Pte Ltd. and subsidiary	Singapore

The book value of the subsidiaries represents the total common and preferred equity value of our holdings or our partnership interest where appropriate.

We directly or indirectly own 100% of the outstanding voting shares of the above subsidiaries.

BMO Financial Group 196th Annual Report 2013	189